May 18, 2012

Ronald Winfrey

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4628

Dear Mr. Winfrey:

Please find enclosed a flash drive containing the files that you requested for Comment #21 on the SEC response letter and an updated Engineering Report. The Engineering Report was updated due to Comment #6 and Comment #7. If you have any questions, please contact me at (801) 680-7663 or J.P. Dick with Pinnacle Energy Services, LLC at (405-810-9151 or (405) 826-5865.

Thank you,

/S/: Jeremiah J. Burton

Jeremiah J. Burton

Geologist

Richfield Oil & Gas, Inc.
15 W South Temple, Ste 1050

Salt Lake City UT 84101

801-519-8500
801-519-6703 fax

jburton@richfieldoilandgas.com

15 WEST SOUTH TEMPLE SUITE 1050, SALT LAKE CITY, UTAH 84101 OFFICE 801.519.8500 FAX 801.519.6703

Narrative

CAPITAL EXPENDITURES

Capital expenditures were estimated and provided by Richfield and are based on recent drilling and completion costs of wells drilled to depths similar to those projected in the different areas. In the areas where water disposal wells are a part of the project, an allocated percentage of a disposal well’s cost was added to the drilling and completion costs. In selected wells, Richfield is carried to well payout and incurs no capital expenditures.

In cases (Kansas) where a Proven reserve case and a Non-Proven (Probable) case was prepared for a given well location, the estimated portion of the cost which could be reasonably assumed for a conventionally completed well was applied to the Proven reserve case, and the additional capital cost necessary for dewatering was applied to the Non-Proven Probable case. Based on AFE comparisons, sixty percent (60%) of the drilling, completion, and allocated disposal well costs for a “dewatering” well was estimated to be the capital cost for a new, but conventional, producer. Thus the remaining forty percent (40%) of total well capital costs were applied to the incremental Non-Proven (Probable) reserves economics case. For the re-entry cases, eighty percent (80%) was applied to the Proven cases and twenty percent (20%) of the total capital projection was applied to the “dewatering” re-entry Probable cases. A review of projected total capital expenditures by well was performed and the provided capital cost projections appear reasonable.

Abandonment costs for the Kansas producing and projected Proven Undeveloped (PUD) locations were projected to be offset by the salvage values of producing equipment. For the Kansas Non-Proven (Probable) locations, plugging costs are expected to exceed salvage costs by an estimated 10.00 M$ per well.

KANSAS PROJECTS

The majority of the Kansas projects and wells are planned as Arbuckle and Wilcox formation “dewatering” projects within mature oil fields where high-volume production equipment is used to move thousands of barrels of water per day per well as significant volumes of oil is produced. This method has been proven to be highly successful in these formations in the Mid-Continent region but not yet proven in the subject fields in Kansas.

Significant oil potential also exists in lower intervals within the Arbuckle in most of the projects, as these lower intervals – which appear to have significant productive potential - have been largely ignored in the past and only limited analogy completion and production data is available.

On most projected Kansas wells, two economic cases were prepared in this evaluation. One case reflects Proven reserves estimated for each planned location based on recoveries which could reasonably be expected using historically conventional techniques. The second cases reflects Non-Proven (Probable) reserves which were calculated by subtracting the estimated Proven reserves from the total projected potential well reserves. The majority of the capital costs (60% for new wells, 80% for re-entry wells) were allocated to the Proven reserves economic case with the remaining estimated incremental capital costs applied to the Probable economics case.

Thus, although commercial and significant reserves are reasonably expected from wells within these projects, reserve classification rules limit classification of the majority of projected reserves to Non-Proven until activity commences and commercial results are illustrated.

Gorham Field - Volumetrics Narrative

The Arbuckle has numerous benches that are porous and productive

•	The (dolomitic) Porosities range from approximately 15% to 25% based on Log Analysis.
•	The Water saturations are calculated to range from approximately 20-50% over productive intervals
•	The Net pays range up to 80+ feet in some areas, with the average approximately 40’ based on mapping and logs
•	Since the Arbuckle is a water drive reservoir, recovery factors are expected to range up to 40-50%.
•	There is little gas production and a formation volume factor (Bo) of approximately 1.2 is considered reasonable.

Volumetric Eqn: EUR = 7758 * a * h * Por * (1-Sw) * Rec Fact / Bo

For the PUD locations, (Conventional drilling, conventional producing methods), the following parameters and results were employed and calculated for 10 acre infill locations.

Por 18%

Sw 35%

Hn 20’

RF 20%

A 10 acres

Calculated EUR of approximately 30,000 BBls Oil

For Non-Proven (Probable) Reserves (Dewatering Method of producing reserves using higher volume pumps) of Approximately 76,000 BBls, the following parameters were edited:

Hn 40’ (up from 20’) More Pay will be completed

RF 40% (up from 20%) Additional recoveries are expected thru the DeWatering process

The resulting Total EUR of 106,000 BBls less the PUD reserves of 30,000 yields Probable (additional) Reserves of approximately 76,000 BBLs for those cases.

Case Name: Boxberger No. B1-RE PROB
Oper: Richfield Oil & Gas
Major Phase: Oil

Field: Gorham-HBoxberger
County,State: Russell,KS
Disc Value: 2,133.78 M$


ASOF: 1/ 1/2012
Gas (Mcf/day)
Oil (bbl/day)
100
10
1
100
10
1
.1
05
07
09
11
13
15
17
19
21
23
25
27
29

Proj Oil Cum: 0.00 Mbbl
Oil Rem: 79.28 Mbbl
Oil EUR: 79.28 Mbbl

Proj Gas Cum: 0.00 MMcf
Gas Rem: 38.45 MMcf
Gas EUR: 38.45 MMcf

Case Name: Boxberger No. B1-RE PUD
Oper: Richfield Oil & Gas
Major Phase: Oil

Field: Gorham-HBoxberger
County,State: Russell,KS
Disc Value: 529.20 M$



Gas (Mcf/day)
Oil (bbl/day)
100
10
1
100
10
1
.1
05
07
09
11
13
15
17
19
21
23
25
27
29

Proj Oil Cum: 0.00 Mbbl
Oil Rem: 30.42 Mbbl
Oil EUR: 30.42 Mbbl

Proj Gas Cum: 0.00 MMcf
Gas Rem: 14.75 MMcf
Gas EUR: 14.75 MMcf

Production Plot & Decline Curve Analysis


OIL
Production (BBL)
LEASE : Cornelsen 'A'
DOR : 107505
100000
10000
1000
100
10
1975 1977 1979 1981 1983 1985 1987 1989
Year
Decline Rate: 17.2389 (%)
Cumulative
Annual
Monthly Avg
Daily Avg
Raw Data
Number of Wells
Decline Curve
Reset Scales
Modify Scales

Decline Curve Analysis Method

Exponential / Harmonic / Hyperbolic

Qt = Qi exp(-Kt)

Constant (K): 0.189211

Exponent (n): 0

Enter Production Rate for Computation

Daily / Monthly / Yearly

Initial Production (Qi)		Present Production (Qt)	
Enter Year:	1977	Enter Year:	1986
Enter Rate:	6769	Enter Rate:	1233

Cumulative Production

Production (Actual): 87801 BBL

Production (Computed): 75847 BBL

Production at Economic Limit

Economic Limit Rate (Qf): Enter Rate: BBL Per Day / Month / Year

Year:

Cum at Economic Limit (EUR): BBL

Remaining Reserves (RR): 0 BBL

Extend to Limit

References:

Decline Curve Analysis:
SPE 83470 "A Decline Curve Analysis Model Based on Fluid Flow Mechanisms"
by Kewen Li, SPE, and Roland N. Horne, SPE, Stanford University
http://pangea.stanford.edu/~kewenli/spe83470.pdf

Production Plot & Decline Curve Analysis


OIL
Production (BBL)
LEASE : Cornelsen 'B'
DOR : 107525
100000
10000
1000
100
10
1975
1977
1979
1981
1983
1985
1987
1989
Year
Decline Rate: 22.8602 (%)
Cumulative
Annual
Monthly Avg
Daily Avg
Raw Data
Number of Wells
Decline Curve
Reset Scales
Modify Scales

Decline Curve Analysis Method

- Exponential (selected)
- Harmonic
- Hyperbolic

Qt = Qi exp(-Kt)

Constant (K): 0.259551

Exponent (n): 0

Enter Production Rate for Computation

Daily / Monthly / Yearly (selected)

Initial Production (Qi)		Present Production (Qt)	
Enter Year:	1977	Enter Year:	1986
Enter Rate:	3412	Enter Rate:	330

Cumulative Production

Production (Actual): 25551 BBL

Production (Computed): 27883 BBL

Production at Economic Limit

Economic Limit Rate (Qf): Year:

Enter Rate: BBL Per Day (selected) / Month / Year

Cum at Economic Limit (EUR): BBL

Remaining Reserves (RR): 0 BBL

Extend to Limit

References:

Decline Curve Analysis:
SPE 83470 "A Decline Curve Analysis Model Based on Fluid Flow Mechanisms"
by Kewen Li, SPE, and Roland N. Horne, SPE, Stanford University
http://pangea.stanford.edu/~kewenli/spe83470.pdf

Production Plot & Decline Curve Analysis



OIL
Production (BBL)
LEASE : Dowis
DOR : 107330
100000
10000
1000
100
10
1971 1975 1979 1983 1987 1991 1995 1999 2003 2007
Year
Decline Rate: 3.2485 (%)
Cumulative
Annual
Monthly Avg
Daily Avg
Raw Data
Number of Wells
Decline Curve
Reset Scales
Modify Scales

Decline Curve Analysis Method

- (•) Exponential
- ( ) Harmonic
- ( ) Hyperbolic

Qt = Qi exp(-Kt)

Constant (K): 0.033025

Exponent (n): 0

Enter Production Rate for Computation

( ) Daily ( ) Monthly (•) Yearly

Initial Production (Qi)		Present Production (Qt)	
Enter Year:	1973	Enter Year:	1995
Enter Rate:	1096	Enter Rate:	530

Cumulative Production

Production (Actual): 19830 BBL

Production (Computed): 26576 BBL

Production at Economic Limit

Economic Limit Rate (Qf): Year:

Enter Rate: BBL Per (•) Day ( ) Month ( ) Year

Cum at Economic Limit (EUR): BBL

Remaining Reserves (RR): 0 BBL

Extend to Limit

References:

Decline Curve Analysis:
SPE 83470 "A Decline Curve Analysis Model Based on Fluid Flow Mechanisms"
by Kewen Li, SPE, and Roland N. Horne, SPE, Stanford University
http://pangea.stanford.edu/~kewenli/spe83470.pdf

Production Plot & Decline Curve Analysis


OIL
Production (BBL)
FIELD : Perth
Wells
1000000
100000
10000
1000
100
50
45
40
35
30
25
20
15
10
5
0
1971 1976 1981 1986 1991 1996 2001 2006 2011
Year
Decline Rate: 0.2577 (%)
Cumulative
Annual
Monthly Avg
Daily Avg
Raw Data
Number of Wells
Decline Curve
Reset Scales
Modify Scales

Decline Curve Analysis Method

- Exponential — $Qt = Qi \exp(-Kt)$
- Harmonic — Constant (K): 0.002581
- Hyperbolic — Exponent (n): 0

Enter Production Rate for Computation

Daily / Monthly / Yearly (selected)

Initial Production (Qi)		Present Production (Qt)	
Enter Year:	1996	Enter Year:	2003
Enter Rate:	1173	Enter Rate:	1152

Cumulative Production

Production (Actual): 462320 BBL

Production (Computed): 424432 BBL

Production at Economic Limit

Economic Limit Rate (Qf): Year

Enter Rate: BBL Per Day / Month / Year

Cum at Economic Limit (EUR): BBL

Remaining Reserves (RR): 0 BBL

Extend to Limit

References:

Decline Curve Analysis:
SPE 83470 "A Decline Curve Analysis Model Based on Fluid Flow Mechanisms" by Kewen Li, SPE, and Roland N. Horne, SPE, Stanford University
http://pangea.stanford.edu/~kewenli/spe83470.pdf

1,890mbo

Gorham Field Geological Report

Richfield Oil and Gas Company


Granite Subcrop
T14S R15W
Gorham Field



Russell Co. Kansas

July 2011

Jeremiah J. Burton
Geologist

15 West South Temple, Suite 1050
Salt Lake City, Utah 84101
801.519.8500 (Office); 801.519.6703 (Fax)

RICHFIELD
OIL & GAS COMPANY

Introduction

The Gorham Field was discovered in 1926 with the **Dortland #36** (SE SE NE Sec 5, T14S R15W). The well tested the Lansing (then known as the Oswald) with an IP of 120 BOPD. All of the field's early production was from the Lansing. It was not until 1928, when the **Mermis #1** was drilled, that the prolific Reagan/Arbuckle reservoir was discovered, with an IP of 1,000 BOPD from the Reagan Sandstone (initially called the "Gorham Sand"). Reagan/Arbuckle IP's reached as high as 4,720 BOPD in the **Rouback A #3** (1940, N/2 SW NE, Sec 15, T14S R15W), and several hundred other wells had IPs over 1,000 BOPD. The Gorham field is very large, covering 28,000 acres, with over 1,800 wells drilled to date. The field's cumulative production is over 98,000,000 BO, making it the 3rd most productive field in all of Kansas. There are currently 224 active wells, each producing an average of 2.7 BOPD, creating an inaccurate perception that the field is at its last phase of depletion.

Approximately 2/3rds of the field's production has come from the Reagan & Arbuckle, while the Lansing accounts for approximately 25%. Shallower zones account for the remainder of the production. For the most part, wells were produced hard, for just a few years. When water rates increased, production rates were slowed, the wells were abandoned, or recompleted in other zones. Wells drilled as recently as 1985 show that there is a large amount of reserves remaining.



Gorham Field in April, 1928

The Lansing series has been the most favored secondary zone in the field. Approximately half of the current production is from subsequent completions in the Lansing series. IPs in the Lansing have been as high as 3,000+ BOPD. Recent logs, with saturation calculations show that the Lansing to be very productive, with very little water saturation.

Structural Geology & Hydrocarbon Sourcing

The Central Kansas Uplift is a major structural feature of the geology of the state. Along this feature are the very best, and most prolific oil and gas fields in Kansas. In the Central Kansas Uplift, the Arbuckle sits unconformably on top of a Precambrian granite high, and is only about 300' thick, instead of the 1,000'+ that exists in nearby areas. In some places the Arbuckle is entirely missing, and the Granite lies directly underneath the Pennsylvanian unconformity. It is widely believed that understanding the complex, Pre-Cambrian basement geology of the Central Kansas Uplift is the key to understanding field geology. The Gorham Field is an example of this complexity. The Gorham Field is located over a strong basement high, and this structure extends through all zones, and into the surface geology.

The Gorham Field is located at one of the highest sections of the Central Kansas Uplift. The Lansing Formation sits unconformably on top of the basement Granite. In the field, granite, gneiss, schist, and quartzite have all been found in well samples. All Mississippian and many Ordovician Formations are missing, such as the Osage Limestone, Kinderhook Shale, Woodford Shale, the Simpson Group, and much of the Upper Arbuckle. Surrounding the Granite subcrop is a ring shaped subcrop of the Reagan Sand. Outside of Reagan subcrop, the Arbuckle is preserved. It is these Reagan & Arbuckle reservoirs that have produced most of the oil in the Gorham Field. There is approximately 125' of structural relief on the pre-Pennsylvanian formations, about 75' on the Lansing, and 30' on the surface.

There is also a large normal fault, which traverses the Gorham Field. It trends in a NW – SE direction, and is dropped by about 400' to the south. This fault has also preserved about 300' of Arbuckle in the down-thrown block. For the purposes of this report, this fault shall hereafter be called the Gorham Fault. While there has been extensive drilling to the North of the fault, the down-thrown side has been neglected, and remains a good area for exploration.

Sourcing of the Basal formations, and Granite, in the Gorham Field is believed to have come from formations that are higher in stratigraphic section, but lower in structural position, where they have not been eroded away. Possible source rocks include the Kinderhook Shale, the Woodford Shale, and the shales of the Simpson Group. All of these zones are known hydrocarbon sources throughout the region.

Potential Reservoirs

Shallow Channel Sands

There are a number of localized channels sands that have been identified within the Gorham Field. When found, they all have had productive shows, but most of them have been ignored, as they were passed on the way to a deeper objective. These zones should be evaluated as closely as possibly in existing wells, and in new drills, so that some shallow test wells may be drilled to test them properly. These zones include the Neva, Wabaunsee, the Shawnee Group, the Council Grove Group, and the Douglas formations.

Tarkio (Indian Cave)

The Tarkio is one of a series of Late Pennsylvanian aged limestone formations of the Wabaunsee Group. It can have some localized channel sands. When present, these channel sands can be very productive. Because of the nature of these channel sands, the Tarkio is stratigraphically trapped, not structurally trapped. It is known to be gassy, and has a gas solution drive to the reservoir. The Tarkio has not been fully evaluated in the Gorham Field, but some productive wells show that it is worth a look.

The first commercial oil discovery in the Tarkio was in the **Erhlich #1** (1935, Sec. 1, T14S R1W), with an IP of 48 BOPD. Some Tarkio wells have had IPs that were much higher, such as the **Ball #1** (1942, SE NE NW Sec. 16, T14S R1W), which had an IP of 2,179 BOPD. It is interesting to note that this well is almost right on the Gorham Fault. It is possible that fracturing associated with the fault made the Tarkio more productive here, than in other areas.

Topeka – Fracture Zones

The Topeka is one of a series of Late Pennsylvanian aged limestone formations of the Shawnee Group. It shows no inter-crystalline porosity, and usually has no oil staining. It would not normally be considered as a productive interval, but it accounts for about 7% of the Gorham Field's total production, from only 29 wells.

Almost all of the Topeka production from the Topeka in the Gorham Field, has come from a 5 mile long fracture zone that runs along I-70 in Sections 1-5 in T14S R1W. This fracture zone was discovered in 1935, with the **Roubach #1** (C SE SE NW Section 2, T14S R1W) with an IP of 4,077 BOPD. This single well had a CUM of over 1,000,000 BO. When this well was first drilled, it flowed uncontrollably into the



Roubach #1 pit full of oil, with 55,000 bbl tank in background

pits for 2 days, before it could be brought into control. It also necessitated the construction of a 55,000 Bbl stock tank on the lease.

All wells drilled offset to the fracture zone, even by as little as 660' have been unproductive. Only wells that were drilled right into the fracture have been productive. It is believed that this fracture extends deep into the basement structure of the Gorham Field. Because of the geological setting, it is likely that there are other fracture systems within the field, which could be just as productive, if found. In 1945, the **Witt #1**, (N/2 NE NW, Sec. 16, T14S R15W) had an IP of 234 BO in the Topeka. While there have been no other Topeka wells nearby, it is interesting to note, that this well is located immediately adjacent to the Gorham Fault. It is also interesting to note that this well is located a very short distance from the previously mentioned **Ball #1**, (SE NE NW Sec. 16, T14S R1W) which had a 2,179 BOPD IP in the Tarkio, and 150 BOPD from the Granite. It is believed that there is fracturing associated with the Gorham fault, which could lead to extensive production, and has yet to be adequately tested and produced. It is highly recommended that this fracture system along the Gorham Fault be tested, in order to evaluate the productive potential of all zones in this possible fractured area.

It is known that the Topeka contains clays, which are sensitive to fresh water. The initial wells that produced from the Topeka were drilled with cable-tool rigs. It is not known when drilling for the Topeka was switched to rotary methods. However, it should be noted that the local practice (from the 1930's to today) is to rotary drill using fresh water until just before reaching the Lansing. It is possible that the Topeka is productive in many more areas, but it has not been discovered, because most drilling has been done with fresh water, which swelled the clays and shut out any possible shows.

Toronto (Oread)

The Toronto is the lowest member of the Oread Formation, which is the lowest formation in the series of Late Pennsylvanian aged limestone formations of the Shawnee Group. It has been known for oil shows since the 1920's but was ignored because it never filled the hole with oil, while drilling with cable tools. Acidizing of this zone has lead to small, but commercial oil wells. Unfortunately detailed records are not available, and for the most part, Toronto production has been included with the Topeka. It is recommended that this zone be evaluated in future wells, in order to determine its productive potential.

Lansing

The Lansing Group consists mainly of alternating beds of limestone and shale. Many of the limestones are cross bedded, oolitic, and algal and locally thicken to form marine banks. They are Pennsylvanian in age, and have been prolific producers throughout Kansas. The Lansing accounts for about 25% of the Gorham Field's cumulative production, or about 24,500,000 BO.

The oil from the Lansing formation is very gassy, giving the reservoir a gas-solution drive. IPs are very large, but production rates drop quickly, leaving most of the oil stranded in the reservoir. The Lansing is a good candidate for primary production, as well as secondary production through water flooding. It is also of note, that the use of acid treatments in a well, were first performed in the United States, in 1933, in the Gorham Field and the nearby Fairport Field, in the Lansing zone, with excellent results.

The Lansing was the first zone produced in the Gorham Field, with the discovery of the **Dortland #36**, in 1926, (SE SE NE Sec 5, T14S R15W). The well tested the Lansing (then known as the Oswald) with an IP of 120 BOPD. All of the field's early production was from the Lansing. Subsequent wells had IPs as high as 3,000+ BOPD. Most of the historic Lansing

production came from the structurally highest parts of the field, even though it is believed to be productive through the entire field.

In 1941, several Lansing wells developed casing leaks, because of the highly corrosive brines at depths of 500-800'. These leaks resulted in an accidental waterflood of the Lansing. Producing wells near the wells with leaks experienced production increases of up to 78%. This even lead to some "illicit midnight well-perforating" of the corrosive saltwater zones. The accidental waterflooding of the Lansing gave the Gorham field an increase in total production of 38% for that year, over the previous year.

During the 1960's & 70's, a large Lansing waterflood project was performed in the oldest parts of the Gorham field. The ultimate production of this waterflood project was 2,513,000 BO, from 32 oil wells, and 10 injection wells. It is recommended that any wells drilled, or re-worked, evaluate the Lansing, in order to determine how productive it will be with both primary, and secondary recoveries modes.

<u>Gorham Sand</u>

The popular name of the "Gorham Sand" has been applied to many different sandy zones within the Gorham Field. For example, the 1928 discovery of the "Gorham Sand" was in a zone now known to be the Cambrian Reagan Sand. This name has also been given to a sandy dolomite interval in the Ordovician Arbuckle Formation, a re-worked Reagan Sand, a Pre-Cambrian Quartzite, and to a basal Pennsylvanian sand/conglomerate. This has lead to a lot of confusing information, especially since the complex geology and unconformities of the area, can allow for many of these zones to be placed in immediate contact with each other.

In modern usage, the name "Gorham Sand" is usually used in reference to the basal Pennsylvanian sand/conglomerate that exists below the Lansing, and immediately above the deeper zones. It exists in one form or another throughout the area, since it lies above the Pennsylvanian unconformity. The sediment that makes up this sand was derived from any, and all, of the other zones previously mentioned as other "Gorham Sands", as well as from the Pre-Cambrian Granite. This sand varies across small distances, but can have very high porosities and permeabilities. There have only been a very few wells completed in the Gorham Sand on ROG leases. They have IP'd in excess of 3,000 BOPD. Because only a few wells have produced from the Gorham Sand, there remains great potential for future production on ROG leases.



GORHAM
ARBUCKLE
3200
3250
3300
Guard Log_Normal_5in

Neidenthal #1 Log showing good Oil Saturation (green) in the Gorham Sand and Arbuckle.

Notable Gorham Sand wells include the **Niedenthal #1** (1941, W/2 SW SE Sec. 23, T14S R15W), with an IP of 3,000+ BOPD, and the **Harbaugh #7** (1941, E/2 NE NW, Sec 25, T14S R15W), with an IP of 2,900 BOPD. In 1983, a new well called the **Niedenthal #1** (SE SE SW, Sec 23, T14S R15W) was drilled. Over a 20' thick interval, logs from that well show a resistivity of 13-38 Ohms, a Neutron Porosity of 16-29%, yielding a calculated Hydrocarbon

Saturation of 70-82%. This shows that the Gorham Sand is still productive on Richfield Oil and Gas's leases, and should yield water free completions.

In the 1990's an operator in the section to the south of ROG's leases, drilled 6 new Gorham sand wells. Because of the extreme porosity, approximately 30%, open-hole completions were made, because cement bond could not be made. The **Waudby #8** (NE SE NW Sec 26, T14S R15W) was drilled in 1996, and had and IP of 100 BOPD, with 1,510 BWPD. On ROG's leases the Gorham Sand is structurally high to these wells, the sand is thicker, and was only sparsely produced. ROG plans on re-completing several existing wells, with horizontal laterals through the Gorham Sand. The purpose for the laterals is to mitigate the highly variable nature of the Gorham Sand. It is expected that the laterals will encounter and drain a significant volume of good porosity and permeability development even if portions of the wellbore is not at an optimum position. They will also expose a much greater surface area of the Gorham Sand reservoir, leading to higher fluid production rates than those from a vertical hole. Engineering estimates on the Probable Reserves from the Gorham Sand range from 81,500 to 190,100 BO per well.

It is recommended that two existing wellbores on the Neidenthal/Furthmyer lease be tested with horizontal laterals in the Gorham sand. It is also recommended that one new well be drilled, in order to more fully develop the Gorham sand on these leases. Because of the highly variable nature of the Gorham Sand, the use of horizontal laterals will help ensure that we are able to reach reservoir quality rocks in these wells.

Arbuckle

The Arbuckle formation is composed of dolomite ranging in age from Cambrian to Ordovician in age, and consists mainly of dolomite and is white, buff, light gray, cream, and brown. A shallow carbonate shelf environment was the main depositional environment for Arbuckle beds. Usually near the top of the formation where sub aerial exposure has occurred after lithification is where the best porosity is. This porosity developed due to dissolution of the formation by meteoric water.

The Arbuckle in the Gorham field is known to have a karst surface, with brecciated, collapsed sinkholes. Also, what portion of the Arbuckle subcrops below the Pennsylvanian unconformity, is dependant on where one is located in the field. The closer to the Granite & Reagan subcrop, the more Arbuckle is missing, and only the lowest parts of it are present.

Because the Arbuckle is adjacent to the Reagan sand, both zones have high porosity, and because they are both truncated against the granite subcrop, many people have believed that they are one continuous reservoir. ROG does not believe this to be the case, and will be treating the Arbuckle and the Reagan as separate reservoirs. This is because both formations have tight streaks in them, which act to vertically compartmentalize the reservoirs.

The Arbuckle zone has produced approximately 33.33% of the Gorham Field's 98,000,000 barrels of oil. The highest Arbuckle IP in the field was in 1944, in the **Neidenthal** #7 (NW NE SE, Sec 23, T14S R15W), with an IP of 4,778 BOPD. This section had the highest concentration of large IP's in the field, but many other productive wells throughout the field have also had IP's with over 1,000 BOPD.

In the 1970's & 80's these Neidenthal & Furthmyer Leases were re-drilled in the Arbuckle. The **Neidenthal #5** (NW SW NE, Sec 23, T14S R15W) had a DST that recovered 1,054' of Gas, 1,426' of Oil, 310' of Mud & Oil, and 125' of Oil & Gas Cut Mud, and was completed at 125 BOPD. This shows that the Arbuckle reservoir still has a substantial amount of remaining

reserves. It is interesting to note, that while many DST's in this area recovered gas, it was never produced, and that there was no water in those tests. Because, all of the wells eventually produced a large amount of water, it is likely that the operators were experiencing micro-annulus issues, due to poor cement jobs.

In his 1991 report on the field, Robert Walters states that the Original Oil/Water contact in the Arbuckle/Reagan reservoir was approximately at a subsea elevation of -1,440'. In 1985, the **Mai 'C' #7SWD** (W/2 Se Sec. 24, T14S R15W) was drilled and completed as a Saltwater Disposal Well. Computed logs on this well show that the top 40' of the Arbuckle was oil saturated, and that the Oil/Water contact had only risen by 10' at most. This shows that most of the original reserves in place in the Gorham Field, are still present.


Current O/W Contact
Original O/W Contact
1985 – Mai "C" #7 SWD Computed Log

The Neidenthal and Furthmyer leases were abandoned in the 1990's, but in 2007, the **Neidenthal #1** (S/2 S/2 SW Sec 23, T14S R15W) was re-entered and put on a pumping unit, with an IP of 25 BOPD, which settled down to 5 BOPD. It should be noted, that the fluid level is not being drawn down in this well, suggesting that a high volume submersible pump would be able to produce a lot more Oil, than the existing pumping unit, which is on a timer.

The Boxberger leases are on an extension of the Gorham field in Section 32, T13S R14 W. This lease was drilled on a limited basis in the 1930's and 1950's. These wells were abandoned by the 1970's. The existing wells on these leases were drilled in the 1980's, and had IP's 25 – 50 BOPD range. These wells were completed in the Top of the Arbuckle, as well as some deeper productive intervals of the Arbuckle that are usually missed. It is highly recommended that these existing wellbores be re-completed in both the top of the Arbuckle, as well as the deeper productive intervals of the Arbuckle. The use of horizontal laterals should also be considered, in order to increase total fluid production, as well as decrease the effects of reservoir coneing.

It is highly recommended that all existing Arbuckle wells, be fitted with high volume submersible pumps, in order to produce the very large quantities of oil left behind in the top of the Arbuckle.

<u>Lower Arbuckle</u>

Almost all of the Gorham Fields production has come from the top production interval of the Arbuckle. In fact, most wells were only completed in the top 2-8 feet. In 1983, the **Neidenthal #1** (SE SE SW Sec. 23, T14N R15W) was drilled. According to the Drillers Log, shows of free oil were present 120' below the top of the Arbuckle. Water Saturation calculations on the logs show that this zone is productive, with water saturations of only 30-40%. The top one foot of the Arbuckle was perforated, and tested a lot of water, so the well was abandoned. It is likely that the Operators wanted a water free completion. The information on this well shows that there are productive intervals much deeper in the Arbuckle than the top 10 feet. It should also be noted that the second productive interval of the Arbuckle has also been produced from four wells on the Boxberger lease in Section 32, T13S R14W. In particular, the **Boxberger B #4**, had

ARBUCKLE (Top 3210)	
3210 to 3222 -1415 to -1427	Medium to coarse grained, well to loosely consolidated, angular to well sorted, sand clusters with a strong odor, ample free oil, and good spotted stain. For primary completion, it is recommended this zone be perforated 3210' to 3211'.
3222 to 3338 -1427 to -1543	Buff to grey, sandy in part, grading to very sandy with depth, dolomite, with good odors and shows free oil, decreasing with depth.

1983 - Neidenthal #1 Drillers Log

shows deeper than 30 feet into the Arbuckle, in addition to an IP of 25 BOPD from the second Arbuckle, with a low volume pumping unit. These deeper reservoirs will be tested and produced by Richfield Oil and Gas, who now holds the Both the Boxberger and the Neidenthal and Furthmyer leases.

Reagan Sandstone

The Reagan Sandstone is a Cambrian aged sandstone, that was derived from the weathering of nearby granite outcrops. It is deposited unconformably on top of the Precambrian "Granite" or basement rocks.

Because the Arbuckle is adjacent to the Reagan sand, both zones have high porosity, and because they are both truncated against the granite subcrop, many people have believed that they are one continuous reservoir. ROG does not believe this to be the case, and will be treating the Arbuckle and the Reagan as separate reservoirs. This is because both formations have tight streaks in them, which act to vertically compartmentalize the reservoirs.

The Reagan Sandstone has produced approximately 33.33% of the Gorham Field's 98,000,000 barrels of oil. In 1928, the **Mermis #1** was drilled, with an IP of 1,000 BOPD from the Reagan Sandstone (initially called the "Gorham Sand"). Reagan IP's reached as high as 4,720 BOPD in the **Rouback A #3** (1940, N/2 SW NE, Sec 15, T14S R15W), and several hundred other wells also had IPs over 1,000 BOPD.

The Reagan has only ever completed in wells in the areas where it subcrops below the Pennsylvanian unconformity, and has never been tested in areas, where it lies below the Arbuckle. It is recommended that the Reagan be tested in areas like this. It is also highly recommended that all Reagan wells, be fitted with high volume submersible pumps, in order to produce the very large quantities of oil left behind.

Precambrian Granite Basement

The Pre-Cambrian basement of the Gorham Field has a very complex Geology. In some places Granite is present. In others, Gneiss, Schist, or Quartzite are present. Understanding this complex basement geology could lead to additional significant discoveries in the Gorham Field. While the Granite Wash or Reagan Sandstone is usually considered to be the deepest productive zone throughout the region, the Precambrian Granite basement rocks can sometimes be weathered, fractured, and highly productive.

A few wells in the Gorham Field have penetrated formations that have been called the Granite Wash (a Precambrian arkosic Sandstone), but those have proven to be weathered and fractured Granite, that remain in-situ. This was the case in a core sample retrieved from the **Polcyn #1** (SE SW SW Sec. 31, T13S R15W). Granite has been tested very sporadically across the Gorham Field. The **Mills #1** (1935, SE NE NW Sec. 10, T14S R15W) was drilled 22' into the Granite, and had an IP of 750 BOPD. The **Ball #1** (1941, SE NE NW Sec. 16 T14S R15W) also tested the Granite, with an IP of 180 BOPD. It is interesting to note that this well is almost right on the Gorham Fault. It is possible that fracturing associated with the fault made the Granite more productive here, than in other areas. Just to the South of the Gorham Field, the Hall-Gurney Field has had numerous wells, with Granite Wash IPs in the 1,000-3,000+ BOPD range. There are also wells in the Hall-Gurney Field that have found oil as much as 70' below the top of the Granite.

Why there haven't been more Granite tests in the Gorham Field is a mystery. It is likely that Operators have been so focused on the Reagan, Arbuckle and the Lansing, that they ignored it. It

is also very likely that it was considered non-productive, as basement rocks usually are. Another possibility is that it was ignored because of it contained more gas than oil. It is recommended that a well be drilled in order to test the potential of the Granite.

Development Plan

Historically, several hundred of the Gorham Field's original Reagan and Arbuckle wells had Initial Production rates over 1,000 BOPD, indicating that the reservoir has excellent permeability. ROG's experience has confirmed that reservoirs such as this are good candidates for de-watering, using high volume production techniques. As high volumes of water are produced, the pressure in the reservoir drops. This allows the hydrocarbons to expand, and leads to an increase in oil cuts and production. This method was pioneered by Richfield Oil and Gas, and is successfully being used by many major companies. It represents ROG's commitment to innovative technologies and methodologies. This method works contrary to the way almost all operators have worked during the past 100 years. That is why it has proven so successful in producing large amounts of oil in places that were thought to have been depleted. Many operators today still do not know about this method, or how it works.

All wells in the Gorham Field will be equipped with submersible pumps. These pumps will allow for a very high rate of total fluid production, and therefore higher oil production. The submersible pumps will also allow the water pressure in the reservoir to be reduced at a much faster rate, than the sucker-rod pumping units are capable of. If initial water cuts allow, pumping units may be used when the wells are first put into production. However, it is recommended that submersible pumps are budgeted for, from the beginning of operations.

Re-Work Plan

Richfield Oil and Gas's leases are excellent candidates for re-development. Its recent production history shows that oil is still present in the first productive intervals of the Arbuckle. Even more, the logs and wellsite geology report on the **Neidenthal #1** show that there are deeper intervals of the Arbuckle that are also productive. The Furthmyer & Niedenthal leases alone have produced a total of over 3.1 Million barrels of oil to date. Despite this, it is believed, that with proper isolation, and the use of high volume submersible pumps, this reservoir can have much higher cumulative production than this, up to several times, depending upon the extent and stacked sections of unproduced reserve intervals.

Before any new wells are drilled, it is proposed that all existing Arbuckle wells be recompleted. It is proposed that cased hole logs (ex. Schlumberger RST or Halliburton TMD-L log) be run in these wells, in order to evaluate the potential of the existing zones that are behind pipe. Then, the wells will be deepened, to open more reservoir to the wellbore, and fitted with submersible pumps. These pumps will allow for a very high rate of total fluid production, and therefore high rates of oil production and higher oil cuts. The submersible pumps will also allow the water pressure in the reservoir to be reduced at a much faster rate, than the sucker-rod pumping units are capable of. It is also recommended that Horizontal Laterals, in a radial pattern with a length between 330' and 660', be jetted in some wells, to produce the Gorham Sand. The proposed wells to rework are:

Neidenthal #1 – S/2 S/2 SW Section 23, T14S R15W
Furthmyer #1 – SW NE NE NW Section 22, T14S R15W
Furthmyer #2 – N/2 NE NW Section 23, T14S R15W
Furthmyer #6 – NE NW NW Section 23, T14S R15W
Furthmyer & Benso #6 – C S/2 NW Section 23, T14S R15W
Neidenthal #5 – NW SW NE Section 23, T14S R15W

Neidenthal #9 – SE NW NE Section 23, T14S R15W
Neidenthal #10 – SE SW NE Section 23, T14S R15W Gorham Sand Laterals
Furthmyer #13 – NE SE NW Section 23, T14S R15W
Boxberger B #2 – SE SW NW Section 32, T13S R14W
H Boxberger #3 – SE NW SW Section 32, T13S R14W
Boxberger B #1 – NW SW NW Section 32, T13S R14W
H Boxberger #1 – NW NW SW Section 32, T13S R14W
Boxberger A #2 – SE NW NW Section 32, T13S R14W
Erlich #3 – SW NE NW Section 31, T13S R14W
Erlich #5 – NE SE NW Section 31, T13S R14W

New Drills

Once re-work operations are complete, it is proposed that 3 new wells be drilled to depths of approximately 3,300', in order to more fully develop and understand the reservoirs on these leases. These wells will also be used to evaluate the Tarkio, Topeka, Kansas City-Lansing, Simpson, Reagan SS, Granite wash and Basement Granite formations for possible production. A new SWD well, possibly drilled as deep as 3,700', will also be required, in order to dispose of the anticipated water. While final locations are subject to change, based upon new information obtained while drilling, and the ongoing acquisition of leases, the following locations have been proposed for the new wells:

ROG Boxberger #32-1 – W/2 W/2 SW Section 32, T13S R14W – New Drill for Arbuckle production
ROG Boxberger #32-2 – SE SW SW Section 32, T13S R14W – New Drill for Arbuckle production
ROG Gorham #1 – SW NE NW Sec. 23, T14S R15W – New Drill for Arbuckle production
ROG Gorham #2 – NE NW NE Sec. 23, T14S R15W – New Drill for Arbuckle production
ROG Gorham #3 – C N/2 SE Sec. 23, T14S R15W – New Drill for Arbuckle production
ROG Gorham #25H – NW SW SE Sec. 23, T14S R15W – New Drill for Gorham Sand production
ROG Gorham #26H – C NE Sec. 23, T14S R15W – New Drill for Gorham Sand production
ROG Amos #22-1 SWD – SE SE Sec. 22, T14S R15W – New Drill for SWD
ROG Gorham #27 SWD – NW NW NW Sec. 23, T14S R15W – New Drill for SWD

3-D Seismic Survey

A group of independent Operators in the Gorham Field, have collaborated on shooting a 3-D Seismic survey (**Roman Catholic 3-D**) across the field, including most of the project acreage. The survey was shot in March of 2008. AFE costs on a prorated, acreage basis are $39,714.52 per square mile. This includes acquisition, processing, and interpretation. It is recommended that this 3-D survey be acquired to further our understanding of this structurally complex field. It is also recommended that all new wells in the field have sonic logs run in them, in order to facilitate proper evaluation of the seismic. Sonic logs allow the construction of synthetic seismic plots, which are used to tie formation tops in a well, to reflectors in the seismic.



T14S R15W
21
22
23
24
19
28
27
26
25
30
33
34
35
36
31

Reserve Valuation

The Gorham Field Upper Arbuckle Reservoir has produced approximately 98,000,000 barrels of oil with little reported gas production. This is believed to only account for a small portion of the recoverable hydrocarbons. ROG's leases have produced approximately a few million barrels of

oil. These leases appear to have the requisite reservoir parameters to economically support a redevelopment program using high volume production techniques

No reserves or resources have been assigned to the Tarkio, Topeka, Toronto, Lansing, or Granite reservoirs as insufficient data exist on current bottom hole pressure and residual saturations. These reservoirs are productive in the area and are a significant secondary resource.

On behalf of Richfield Oil and Gas Company

Jeremiah J. Burton, Geologist

RICHFIELD
OIL & GAS COMPANY

Exhibit A

Geology Exhibits


34
35
36
31
32
3
2
1
6
5
10
11
12
7
8
15
14
13
18
17
15W
22
23
24
19
20

PETRA 7/8/2011 3:40:31 PM


BOXBERGER /A/ #2
BOXBERGER `A` #5
Erlich #3
BOXBERGER /A/ #3
BOXBERGER /A/ #2
Erlich #5
BOXBERGER /B/ #1
BOXBERGER /B/ #2
31
32
BOXBERGER H #1
H BOXBERGER #3
ROG Boxberger #32-1
New Drill Arbuckle
ROG Boxberger #32-2
New Drill Arbuckle

PETRA 7/6/2011 3:46:46 PM



ROG Gorham #27 SWD
New Drill SWD
FURTHMYER #6
FURTHMEYER #2
ROG Gorham #2
Arbuckle New Drill
FURTHMYER #1
ROG Gorham #1
Arbuckle New Drill
NEIDENTHALL #9
NEIDENTHAL #12
ROG Gorham #26H
Gorham Sand New Drill
FURTHMYER #13
FURTHMEYER&BENSON #6
NIEDENTHAL #5
FURTHMEYER #11
NEIDENTHAL #10
23
ROG Gorham #3
Arbuckle New Drill
ROG Gorham #25H
Gorham Sand New Drill
ROG Amos #22-1 SWD
New Drill SWD
NIEDENTHAL #1

PETRA 7/8/2011 4:04:08 PM

Example #1

Neidenthal #1, SE SE SW Sec. 23, T14S R15W – Gorham Field, Russell Co. Kansas

REPLACEMENT CARD

DRISCOLL LEASE OPERATIONS, INC. — #1 NIEDENTHAL — 23-14-15W SE SE SW
726 MAIN
RUSSELL, KS 67665
CONTR REVLIN DRILLING, INC. — CTY RUSSELL
GEOL ROY R. KRUEGER — FIELD GORHAM
ELV 1795 KB 1790 GL — SPD 11/30/83 — CARD ISSUED 5/10/84 — IP D&A/ARB 2/28/84

OH LOG Tops	Depth Datum
ANH	820 + 975
TOP	2692 - 897
HEEB	2914-1119
LANS	2969-1174
BKC	3172-1377
ARB SD	3210-1415
ARB DOL	3222-1427
RTD	3338-1543

API 15-167-22,26D
8 5/8 " 574/310SX, 5 1/2 " 3280/150SX
FAIR SFO FROM 3007-12 (LKC)
GSFO & GD ODOR & 60% STNG FROM 3155-60 (LKC)
STR ODOR, SFO & GD SPTD STN FROM 3210-22 (ARB)
GD ODOR, SFO FROM 3222-3338 (ARB)
NO DSTS
MICT - CO, PF (FORM & INTV NA), SWB DWN, PROD NON-COMMERCIAL, P&A - NO OTHER INFO RELEASED BY OPERATOR

INFO RELEASED: 8/9/84 - WAS D&A - TIGHT HOLE

- The Neidenthal #1 had free oil, accompanied with gas and strong odor, all indicative of multiple productive intervals for 118'.
- As a manner of practice, and consistent with most Kansas Operators, only the top foot was completed, leaving six bypassed productive intervals, as demonstrated in the calculated log and the geological sample report below.
- This is similar to the other examples in this report, where lower intervals were actually tested and produced.

Microscopic pictures of the Arbuckle, showing Porosity in blue


0.5 mm

Wackestone with vuggy and moldic porosity, #1-05 Truesdell, 3338', plane polarized light, blue epoxy.


0.5 mm

Peloidal packstone with clotted fabric, #1 Madsen, 3364', plane polarized light.


Gorham Sand
3200
Top Arbuckle
Porosity Barrier
Productive interval
Porosity Barrier
Productive interval
Porosity Barrier
Productive interval
Porosity Barrier
Productive interval
Porosity Barrier
Productive interval
Porosity Barrier
Neutron
RESISTIVITY
3300

Neidenthal #1 Sw Calculations
Note multiple productive intervals


1 Sw 0
Top Arbuckle

ARBUCKLE (Top 3210)
3210 to 3222
-1415 to -1427

(1983 Geological Report)

Medium to coarse grained, well to loosely consolidated, angular to well sorted, sand clusters with a strong odor, ample free oil, and good spotted stain. For primary completion, it is recommended this zone be perforated 3210' to 3211'.

3222 to 3338
-1427 to -1543

Buff to grey, sandy in part, grading to very sandy with depth, dolomite, with good odors and shows free oil, decreasing with depth.

Despite having at least five productive intervals, only the top one foot was recommended for completion. To our astonishment, this practice is consistent throughout Kansas, where multiple pay zones have been identified.


23
24
0
613
FEET

PETRA 3/24/2009 11:07:56 AM


A
A'
Subsea Depth
-1100
-1150
-1200
-1250
-1300
-1350
-1400
-1450
-1500
-1550
-1600
-1650
-1700
=-1172.15
=-1381.99
LANSING [DCH]=-1156.59
GORHAM [JJB]=-1367.4
ARBUCKLE [DCH]=-1392.86
Current O/W Contact
Original O/W Contact
(Driller's Log)
1983
Excellent Shows through 120'+ of Arbuckle
1985
Shows Lansing & Arbuckle Oil Saturated
Shows Arbuckle Oil/Water Contact hardly changed since 1928
T14S R15W
8
9
10
11
12
17
16
15
14
13
20
21
22
23
24
29
28
27
26
25


Reagan Sand Subcrop
Granite Subcrop
T14S R15W
T14S R14W
CONFIDENTIAL © 2008 Hewitt Petroleum, Inc.
Hewitt energy group
Gorham Field
Russell Co. Kansas
REMARKS
Arbuckle Structure CI=5'
Arbuckle IP Bubbles
Copyright 2007 - Hewitt Energy Group, LLC
By: Jeremiah J. Burton
0
5,000
FEET
December 3, 2007


Granite Outcrop
T14S R15W
T14S R14W
CONFIDENTIAL © 2008 Hewitt Petroleum, Inc.
Hewitt energy group
Gorham Field
Russell Co. Kansas
REMARKS
Reagan Sand Structure CI=5'
Reagan Sand IP Bubbles
Copyright 2007 - Hewitt Energy Group, LLC
By: Jeremiah J. Burton
0 5,000
FEET
December 3, 2007
PETRA 12/3/2007 11:32:53 AM


10
12
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15
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18
17
R15W
22
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27
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30
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35
36
31
32
Hewitt energygroup
Gorham Field
Russell Co. Kansas
REMARKS
Arbuckle Structure CI=5'
Arbuckle IP Bubbles
(Core of Field)
Copyright 2007 - Hewitt Energy Group, LLC
By: Jeremiah J. Burton
0
2,500
FEET
December 3, 2007

PETRA 12/3/2007 11:00:45 AM


Granite Outcrop
T14S R15W
T14S R14W
Hewittenergygroup
Gorham Field
Russell Co. Kansas
REMARKS
Reagan Sand Structure CI=5'
Reagan Sand IP Bubbles
Copyright 2007 - Hewitt Energy Group, LLC
By: Jeremiah J. Burton
0
5,000
FEET
December 3, 2007


33
34
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36
4
3
2
1
ubcrop
9
10
11
12
15
14
13
R15W
Hewitt energygroup
Gorham Field
Russell Co. Kansas
REMARKS
Reagan Sand Structure CI=5'
Reagan Sand IP Bubbles with Values
(Core of Field)
Copyright 2007 - Hewitt Energy Group, LLC
By: Jeremiah J. Burton
0
2,500
FEET
December 3, 2007


N
A Roubach #3
Spud 7/18/1941
KB 1,855', TD 3,265'
Gorham Top 3,262' (-1,407')
Open Hole 3,260'-65' (-1,405'-10')
IP 413 BOPD, NW
B Neidenthal #2
Spud 9/5/1950
KB 1,854', TD 3,272'
Gorham Top 3,263' (-1,409')
Open Hole 3,267'-72' (-1,413'-18')
IP 200 BOPD, 250 BWPD
Roubach #8
Spud 5/9/1946
KB 1,818', TD 3,233'
Gorham Top 3,225' (-1,407')
Open Hole 3,225'-33' (-1,407'-15')
IP 2 BOPD, 31 BWPD
15
14
13
-1400
Neidenthal #7
Spud 3/21/1974
Gorham Top 3,136' (-1,321')
13' Net Pay, Not Tested
Proposed Gorham Sand Recompletion
Information on the thickness of the Gorham sand is sparsly available. According to the available data, the thickest portion of the Gorham sand in Sec. 23, is at the high in the NE quarter. It is proposed that the Neidenthal #7 be recompleted in this zone.
Millberger #5
Spud 7/20/1967
KB 1,788', TD 3,205'
Gorham Top 3,198' (-1,410)
Open Hole 3,199'-3,205' (-1,411'-17')
IP 26 BOPD, 7 BWPD
Neidenthal #1
Spud 1/1/1941
KB 1,754', TD 3,171'
Gorham Top 3,169' (-1,415')
Open Hole 3,169-71' (-.1415-17')
IP 3,000 BOPD
Amos #1
Spud 1/1/1951
KB 1,793', TD 3,229'
Gorham Top 3,212' (-1,419')
Open Hole 3,212'-29' (-1,419'-36')
IP 22 BOPD, 10 BWPD
22
23
24
Neidenthal #3
Spud 12/15/1979
KB 1,755', TD 3,336'
Gorham Top 3,165' (-1,410')
Perfs 3,167-70' (-1,412-15')
IP 13 BOPD, 220 BWPD
Mai #2
Spud 5/15/1949
KB 1,818', TD 3,232'
Gorham Top 3,224' (-1,406')
Open Hole 3,225'-32' (-1,407'-14')
IP 75 BOPD, NW
-1425
Gorham Fault
Neidenthal #1
Spud 9/14/1996
KB 1,767', TD 3,223'
Gorham Top 3,221' (-1,454')
Open Hole 3,221-23' (-.1454-56')
IP 10 BOPD, 10 BWPD
B Waudby #11
Spud 2/11/1996
KB 1,762', TD 3,184'
Gorham Top 3,179' (-1,417')
Open Hole 3,180'-84' (-1,418'-22')
IP 10 BOPD, 50 BWPD
Waudby #8
Spud 12/16/1996
KB 1,858', TD 3,282'
Gorham Top 3,278' (-1,420')
Open Hole 3,280'-82' (-1,422'-24')
IP 100 BOPD, 1510 BWPD
-1375
B Waudby #9
Spud 8/21/1995
KB 1,870', TD 3,280'
Gorham Top 3,277' (-1,407')
Open Hole 3,278-80' (-1,408'-10')
IP 40 BOPD, NW
DST 3,263'-3,280' (-1,393'--1,410')
Recovered 75' O, 360' G
Waudby #1
Spud 8/2/1974
KB 1,872', TD 3,300'
Gorham Top 3,299' (-1,427')
Open Hole 3,299'-3,300' (-1,427'-28')
IP 10 BOPD, NW
DST 3,276'-3,300' (-1,404'-28')
Recovered 65' SOCM
26
25
Waudby #7
Spud 7/20/1995
KB 1,869', TD 3,287'
Gorham Top 3,285' (-1,416')
Open Hole 3,285'-87' (-1,416'-18')
IP 20 BOPD, 1 BWPD
DST 3,272'-87' (-1,403'-18')
Recovered: 500' G, 240' GO (30%G 70%O),
30' HO&GCM (15% G, 25% O, 60% M)
B Waudby #10
Spud 1/20/1996
KB 1,865', TD 3,291'
Gorham Top 3,287' (-1,422')
Open Hole 3,285'-89' (-1,420'-24')
IP 20 BOPD, NW
DST 3,272'-89' (-1,407'-24')
Recovered 20' VHOCM, 10' O, 90' G
0
1,527
FEET


Hewittenergygroup
Gorham Field
Russell Co. Kansas
REMARKS
Granite Structure CI=5'
Granite IP Bubbles with Values
Copyright 2007 - Hewitt Energy Group, LLC
By: Jeremiah J. Burton
0
5,000
FEET
December 3, 2007

PETRA 12/5/2007 11:55:16 AM


Hewitt energygroup
Gorham Field
Russell Co. Kansas
REMARKS
Lansing Structure CI=5'
Lansing IP Bubbles
Copyright 2007 - Hewitt Energy Group, LLC
By: Jeremiah J. Burton
0
5,000
FEET
December 3, 2007
T14S R15W
30
29
28
27
26
25
31
32
33
34
35
36
7
8
9
10
11
12
18
17
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PETRA 12/3/2007 12:50:31 PM

Oklahoma City Field, Total
Production History



Oil Production, bopm
Gas Production, mcfpm
10,000,000
1,000,000
100,000
10,000
1,000
100
Oil
dy
Gas
Additional Recovery=2.34 bcf
Additional Recovery=5,831,000 bo
dy=0.05
1970
1971
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Year

Kansas Redevelopment Project

H. J. Roetzel A Lease (Chase-Silica, Sec. 24, T20S, R11W)



Annual Oil Production
Well Count
1,000,000
100,000
10,000
1,000
100
10
1
40
30
20
10
0
Oil
Mov. Avg.
Well Count
bopd/well
Cumulative Arbuckle production is 3,216,513 bo.
dy=0.0625
dy=0.0108
1936
1948
1960
1972
1984
1996
2008
Year

Kansas Redevelopment Project

Gorham Field Production Curve



Annual Oil Production
Well Count
10,000,000
1,000,000
100,000
10,000
1,000
100
10
1
600
500
400
300
200
100
0
Cumulative Arbuckle production is 98,343,316 bo.
dy=0.0425
dy=0.0120
Oil
Mov. Avg.
Well Count
bopd/well
1926
1936
1946
1956
1966
1976
1986
1996
2006
Year


Kansas Redevelopment Project
Trapp Field: Section 26 Production History
Annual Oil Production
Well Count
Cumulative Arbuckle production is 2,243,068 bo.
1,000,000
100,000
10,000
1,000
100
10
1
0.1
20
10
0
Oil
Mov. Avg.
Well Count
bopd/well
dy=0.073
dy=0.011
1926
1936
1946
1956
1966
1976
1986
1996
2006
Year



Kansas Redevelopment Project
Trapp Field: Section 26 Production History
Annual Oil Production
Well Count
1,000,000
100,000
10,000
1,000
100
10
1
0.1
20
10
0
Cumulative Arbuckle production is 1,306,337 bo.
dy=0.073
Oil
Mov. Avg.
Well Count
bopd/well
1926
1936
1946
1956
1966
1976
1986
1996
2006
Year


Kansas Redevelopment Project
Trapp Field: Section 26 Production Hitory
Annual Oil Production
Well Count
100,000
10,000
1,000
100
10
1
0.1
20
10
0
Cumulative Arbuckle production is 997,336 bo.
dy=0.073
Oil
Mov. Avg.
Well Count
bopd/well
1926
1936
1946
1956
1966
1976
1986
1996
2006
Year



15
14
22
23
HEG Neidenthal #14-1
Arbuckle New Drill
TD 3,600'
Furthmyer #6
Deepen in Arbuckle
Install Submersible Pump
Neidenthal #6
Deepen in Arbuckle
Install Submersible Pump
HEG Neidenthal #23-3
Arbuckle New Drill
TD 3,600'
Neidenthal #12
Recomplete as Lansing
Water Injection Well
Furthmyer #7
Deepen in Arbuckle
Install Submersible Pump
Neidenthal #9
Recomplete as Lansing
Water Injection Well
Neidenthal #7
Deepen in Arbuckle
Install Submersible Pump
Neidenthal #5
Deepen in Arbuckle
Install Submersible Pump
Furthmyer & Benson #6
Furthmyer #8
Neidenthal #10
Deepen in Arbuckle
Install Submersible Pump
HEG Neidenthal #23-2
Arbuckle New Drill
TD 3,600'
HEG Neidenthal #23-4H
Gorham Sand New Drill
with Horizontal Laterals
HEG Amos #22-1 SWD
New Drill SWD
TD ~4,000'
HEG Neidenthal #23-1
Arbuckle New Drill
TD 3,600'

PETRA 6/25/2008 9:54:54 AM

W. A. ALEXANDER, JR. OIL & GAS CONSULTING

1413 North 53rd Street

Broken Arrow, Oklahoma 74014

Telephone 918-357-5753 Fax 918-357-2002 Cell 918-740-9771

Email waape@cox.net

03 March, 2010

Re: **Kansas and Utah Type Curves**

Kansas: We examined open and cased-hole logs, geology and production history of analogous wells and studied the results of similar development programs relative to production and reserve generation. There are two basic well types in the Hewitt Arbuckle redevelopment scheme. There are reservoir systems that that have virtually an unlimited zone of replenishment that has sufficient capacity that it is not possible or feasible to install high volume artificial lift in enough wells to significantly impact the producing bottom hole pressure (see the attached Production Histories. In the dewatering scheme, wells are placed and artificial lift capacity is such that the bottom hole pressure cam be reduced resulting in an increasing oil cut and more efficient displacement of oil from the smaller pore throats (see the attached production curves for the Little Bear and L. E. Jones wells. Initial per well production rate varies from 40 to 80 barrels per day and was developed from analogous well studies taking into account the gross thickness of the Arbuckle and casing size. Decline rates of 15% in year 1, 12% in year 2 and 10% to 8% for remaining life were used in the economic analyses.

Utah: The production data is quite limited, consisting of the wells producing from the Wolverine, Covenant Field. Our initial work, based on the first two producing wells, indicate an initial rate of 800 bopd and a decline rate of 15% per year. We have recently re-evaluated a total of 20 producing wells, 8 of which had insufficient history to properly forecast decline rate and estimated ultimate recovery. The 12 other wells have produced a total of 14,527,100 barrels of oil for an average of 1,110,591 barrels of oil per well. The composite decline rate is slightly less than 15%.

Respectfully submitted:

W. A. Alexander, Jr.

Kansas Redevelopment Project

H. J. Roetzel A Lease (Chase-Silica, Sec. 24, T20S, R11W)



Annual Oil Production
Well Count
1,000,000
100,000
10,000
1,000
100
10
1
40
30
20
10
0
Oil
Mov. Avg.
Well Count
bopd/well
Cumulative Arbuckle production is 3,216,513 bo.
dy=0.0625
dy=0.0108
1936
1948
1960
1972
1984
1996
2008
Year



Berenergy Corporation
H. J. Roetzel A Lease (Chase-Silica, Sec. 24, T20S, R11W)
bopd/well
Well Count
100
90
80
70
60
50
40
30
20
10
0
80
70
60
50
40
30
20
10
0
bopd/well
Cumulative Arbuckle) production is 3,216,513 bo.
1948
1960
1972
1984
1996
2008
Year



Kansas Redevelopment Project
Gorham Field Production Curve
Annual Oil Production
Well Count
10,000,000
1,000,000
100,000
10,000
1,000
100
10
1
600
500
400
300
200
100
0
Cumulative Arbuckle production is 98,343,316 bo.
dy=0.0425
dy=0.0120
Oil
Mov. Avg.
Well Count
bopd/well
1926
1936
1946
1956
1966
1976
1986
1996
2006
Year

Kansas Redevelopment Project

Trapp Field: Section 26 Production History



Annual Oil Production
Well Count
1,000,000
100,000
10,000
1,000
100
10
1
0.1
20
10
0
Cumulative Arbuckle production is 2,243,068 bo.
Oil
Mov. Avg.
Well Count
bopd/well
dy=0.073
dy=0.011
1926
1936
1946
1956
1966
1976
1986
1996
2006
Year

Kansas Redevelopment Project

Trapp Field: Section 26 Production History



Annual Oil Production
Well Count
1,000,000
100,000
10,000
1,000
100
10
1
0.1
20
10
0
Cumulative Arbuckle production is 1,306,337 bo.
dy=0.073
Oil
Mov. Avg.
Well Count
bopd/well
1926
1936
1946
1956
1966
1976
1986
1996
2006
Year

Kansas Redevelopment Project

Trapp Field: Section 26 Production Hitory



Annual Oil Production
Well Count
100,000
10,000
1,000
100
10
1
0.1
20
10
0
Cumulative Arbuckle production is 997,336 bo.
dy=0.073
Oil
Mov. Avg.
Well Count
bopd/well
1926
1936
1946
1956
1966
1976
1986
1996
2006
Year



Little Bear Resources, LLC
Endicott "A" (SE NW SE SW, Sec. 35, T25N, R1W)- Production History
Oil Production, bopm
Gas Production, mcfpm
10,000
1,000
100
10
Oil
Mov. Avg.
Gas
Mov. Avg.
1-70
1-71
1-72
1-73
1-74
1-75
1-76
1-77
1-78
1-79
1-80
1-81
1-82
1-83
1-84
1-85
1-86
1-87
1-88
1-89
1-90
1-91
1-92
1-93
1-94
1-95
1-96
1-97
1-98
1-99
1-00
1-01
1-02
1-03
1-04
1-05
1-06
1-07
1-08
1-09
Year



L. E. Jones Operating, Inc
McDaniel (SE NE, Sec. 34, T25N, R1W)- Production History
Oil Production, bopm
10,000
1,000
100
10
Single well, fault closed structure, cumulative Siliceous Lm. (Arbuckle) production is 442,534 bo.
Oil
Mov. Avg.
1-70 1-71 1-72 1-73 1-74 1-75 1-76 1-77 1-78 1-79 1-80 1-81 1-82 1-83 1-84 1-85 1-86 1-87 1-88 1-89 1-90 1-91 1-92 1-93 1-94 1-95 1-96 1-97 1-98 1-99 1-00 1-01 1-02 1-03 1-04 1-05 1-06 1-07 1-08 1-09
Year

Kansas Redevelopment Project

Trapp Field: Mollie Lease Production Curve



Annual Oil Production
Well Count
100,000
10,000
1,000
100
10
1
40
30
20
10
0
Oil
Mov. Avg.
Well Count
bopd/well
Cumulative Arbuckle production is 969,808 bo.
dy=0.0375
1936
1946
1956
1966
1976
1986
1996
2006
Year

Production Plot & Decline Curve Analysis


OIL
Production (BBL)
LEASE : Latimer 2a
DOR : 107558
1000000
100000
10000
1000
100
10
1976 1980 1984 1988 1992 1996 2000 2004
Year
Cumulative
Annual
Monthly Avg
Daily Avg
Raw Data
Number of Wells
Decline Curve
Reset Scales
Modify Scales
Decline Rate: 16.6648 (%)

Decline Curve Analysis Method

- Exponential
- Harmonic
- Hyperbolic

Qt = Qi exp(-Kt)
Constant (K): 0.182299
Exponent (n): 0

Enter Production Rate for Computation

Daily / Monthly / Yearly

Initial Production (Qi)		Present Production (Qt)	
Enter Year:	1978	Enter Year:	1997
Enter Rate:	11624	Enter Rate:	364

Cumulative Production

Production (Actual): 170366 BBL
Production (Computed): 176886 BBL

Production at Economic Limit

Economic Limit Rate (Qf): Year:
Enter Rate: BBL Per Day / Month / Year
Cum at Economic Limit (EUR): BBL
Remaining Reserves (RR): 0 BBL

Extend to Limit

References:

Decline Curve Analysis:
SPE 83470 "A Decline Curve Analysis Model Based on Fluid Flow Mechanisms"
by Kewen Li, SPE, and Roland N. Horne, SPE, Stanford University
http://pangea.stanford.edu/~kewenli/spe83470.pdf

Bear Petroleum, Inc.
P.O. Box 438
Havsville, KS 67060

STATEMENT

1/31/2011

Hewitt Petroleum, Inc.
15 West South Temple, Ste 1050
Salt Lake City, UT 84101

HEWITEGI

Date	Transaction Description	Amount Due
Lease : DOWIS Dowis		
Well : DOWIS Dowis		
12/31/2009	Invoice # 11545	1,437.78
1/31/2010	Invoice # 11640	2,836.79
2/28/2010	Invoice # 11732	1,475.29
3/31/2010	Invoice # 11826	672.27
4/30/2010	Invoice # 11917	300.00
5/31/2010	Invoice # 12005	419.76
6/30/2010	Invoice # 12092	366.31
7/31/2010	Invoice # 12180	300.00
8/31/2010	Invoice # 12268	300.00
9/30/2010	Invoice # 12355	300.00
10/31/2010	Invoice # 12442	300.00
11/30/2010	Invoice # 12530	577.50
12/31/2010	Invoice # 12621	300.00
1/31/2011	Invoice # 12714	300.00
	Well Total	**9,885.70**
Lease : WHITTEN Whitten		
Well : WHITTEN Whitten		
12/31/2009	Invoice # 11545	180,533.08
12/31/2009	Prior Payments	-32,674.25
2/28/2010	Invoice # 11732	170,772.37
3/31/2010	Invoice # 11826	31,513.88
4/30/2010	Invoice # 11917	28,377.60
5/31/2010	Invoice # 12005	24,024.08
6/30/2010	Invoice # 12092	28,212.91
7/31/2010	Invoice # 12180	16,947.04
8/31/2010	Invoice # 12268	42,499.55
9/30/2010	Invoice # 12355	26,591.42
10/31/2010	Invoice # 12442	16,792.38
11/30/2010	Invoice # 12530	49,930.87
12/31/2010	Invoice # 12621	18,105.56
1/31/2011	Invoice # 12714	15,274.28
	Well Total	**616,900.77**
Lease : WHITTENA Whitten A		
Well : WHITTENA Whitten A		
3/31/2010	Invoice # 11826	375.00
	Well Total	**375.00**

Bear Petroleum, Inc.
P.O. Box 438
Havsville, KS 67060

S T A T E M E N T

1/31/2011

Hewitt Petroleum, Inc.
15 West South Temple, Ste 1050
Salt Lake City, UT 84101

HEWITEGI

Date	Transaction Description	Amount Due
Lease : WYCOFF Wycoff		
Well : WYCOFF Wycoff		
12/31/2009	Invoice # 11545	14,984.20
1/31/2010	Invoice # 11640	35,217.96
2/28/2010	Invoice # 11732	15,099.09
3/31/2010	Invoice # 11826	4,991.57
4/30/2010	Invoice # 11917	705.00
5/31/2010	Invoice # 12005	821.11
6/30/2010	Invoice # 12092	516.31
7/31/2010	Invoice # 12180	11,859.02
8/31/2010	Invoice # 12268	11,775.06
9/30/2010	Invoice # 12355	2,177.27
10/31/2010	Invoice # 12442	2,424.17
11/30/2010	Invoice # 12530	14,681.24
12/31/2010	Invoice # 12621	1,062.03
1/31/2011	Invoice # 12714	2,824.53
	Well Total	**119,138.56**
	Total All Properties	**746,300.03**
	Total Amount Due	**746,300.03**

AGING

0 - 0	1 - 30	31 - 60	61 - 90	91 - 120	Over 120	Total
18,398.81	**0.00**	**19,467.59**	**65,189.61**	**19,516.55**	**623,727.47**	**746,300.03**

Joint Interest Invoice

Invoice No: 12714
Date: 1/31/2011

Bear Petroleum, Inc.

Expenses through 2/10/2011

Account Title	Vendor Name	Description	Invoice Number	Invoice Date	Amount	Decimal Interest	Share Amt
Owner Code: HEWITEGI		**Owner Name: Hewitt Petroleum, Inc.**					
LEASE: **DOWIS**	Dowis						
WELL: **DOWIS**	Dowis						
Admin.Ovhd-Mont	GJ1911 - 720057	Monthly Overhead		1/31/11	400.00	0.75000000	300.00
		**Total Lease Operating Expense			400.00		300.00
		Well Total			400.00		300.00
		Lease Total			400.00		300.00
LEASE: **WHITTEN**	Whitten						
WELL: **WHITTEN**	Whitten						
Admin.Ovhd-Mont	GJ1911 - 720060	Monthly Overhead		1/31/11	800.00	0.75000000	600.00
Chemical/ChemTr	Baker Hughes	Combination Inhibitor	900454618	1/20/11	666.05	0.75000000	499.54
Electricity/Propane	Sumner-Cowley Electric	Electric	013111whit	1/31/11	15,944.65	0.75000000	11,958.49
Pumpers	Patrick Deakins	January pumping	011911	1/19/11	500.00	0.75000000	375.00
Rental Equipment	M.I.C., Inc.	Pump rental	1231100111	1/25/11	2,200.00	0.75000000	1,650.00
Tank Cleaning/Dis	Gressel Oil Field Serv	Pull tank bottom	0151966	1/17/11	255.00	0.75000000	191.25
		**Total Lease Operating Expense			20,365.70		15,274.28
		Well Total			20,365.70		15,274.28
Prod - 434.90, Run 481.66							
		Lease Total			20,365.70		15,274.28
LEASE: **WYCOFF**	Wycoff						
WELL: **WYCOFF**	Wycoff						
Admin.Ovhd-Mont	GJ1911 - 720065	Monthly Overhead		1/31/11	400.00	0.75000000	300.00
Chemical/ChemTr	Baker Hughes	Combination Inhibitor	900454611	1/20/11	666.05	0.75000000	499.53
Pumpers	Patrick Deakins	January pumping	011911	1/19/11	200.00	0.75000000	150.00
Salt Water Disposa	Frank R. Whitten Rev T	Annual SWD Fee	010111	1/1/11	2,500.00	0.75000000	1,875.00
		**Total Lease Operating Expense			3,766.05		2,824.53
		Well Total			3,766.05		2,824.53
Prod - 141.70, Run - 155.06							
		Lease Total			3,766.05		2,824.53
		Grand Invoice Total Charges					**18,398.81**
		Grand Invoice Total					**18,398.81**

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2009 to 3/10/2011

Date: 3/10/2011

For All Properties	*For Selected Owners*	*For All G/L Accounts*
For All Pay Schedules	*Including Expenses*	*For All Transactions*
Excluding Company Owner	*For All Interest Types*	*Sorted By Transaction Date*

HEWITEGI Hewitt Petroleum, Inc. Payment Schedule: Minimum Payment Amount: 100.00 Owner Hold Flag: N

Trans Type	& No	Date	Prod Date	Sales Volume BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI	Type	DOI	Man	Well
RD	21131	12/18/2009	11/30/2009	190.41		13,937.70		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21131	12/18/2009	11/30/2009				620.83	600104	COFFEYV - 117822 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21131	12/18/2009	11/30/2009				5.43	600105	COFFEYV - 117822 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009	-98.49		-7,209.51		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				-321.14	600104	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				-2.81	600105	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009	98.85		7,235.63		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				322.30	600104	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				2.82	600105	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	12/31/2009	577.72		40,486.77		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	12/31/2009				1,805.66	600104	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	12/31/2009				15.80	600105	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	22030	2/19/2010	1/31/2010	387.95		28,567.84		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	22030	2/19/2010	1/31/2010				1,272.29	600104	COFFEYV - 125431 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	22030	2/19/2010	1/31/2010				14.29	600105	COFFEYV - 125431 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22027	2/24/2010	8/31/2009	374.78		22,440.76		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	8/31/2009				1,015.78	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	9/30/2009	505.95		29,401.96		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	9/30/2009				1,334.44	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	10/31/2009	380.50		23,238.83		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	10/31/2009				1,051.22	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	11/30/2009	373.89		25,386.31		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	11/30/2009				1,144.56	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22405	3/19/2010	11/30/2009				0.44	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22405	3/19/2010	12/31/2009				0.84	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22405	3/19/2010	1/31/2010				0.59	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010	384.01		27,583.69		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				1,229.32	600104	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				14.36	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010	386.67		29,649.11		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				1,318.98	600104	COFFEYV - 133035 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				14.83	600105	COFFEYV - 133035 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2009 to 3/10/2011

Date: 3/10/2011

For All Properties	For Selected Owners	For All G/L Accounts
For All Pay Schedules	Including Expenses	For All Transactions
Excluding Company Owner	For All Interest Types	Sorted By Transaction Date

			Sales Volume													
Trans Type & No	Date	Prod Date	BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI	Type	DOI	Man	Well
RD 23249	5/20/2010	4/30/2010	570.63		45,830.82		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 23249	5/20/2010	4/30/2010				2,036.40	600104	COFFEYV - 136999 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 23249	5/20/2010	4/30/2010				22.92	600105	COFFEYV - 136999 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 23550	6/18/2010	5/31/2010	281.73		19,791.55		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 23550	6/18/2010	5/31/2010				882.61	600104	COFFEYV - 140893 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 23550	6/18/2010	5/31/2010				9.89	600105	COFFEYV - 140893 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 24159	7/20/2010	6/30/2010	377.59		26,855.98		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 24159	7/20/2010	6/30/2010				1,197.23	600104	COFFEYV - 144819 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 24159	7/20/2010	6/30/2010				13.42	600105	COFFEYV - 144819 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 24336	8/20/2010	7/31/2010	376.24		27,065.20		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 24336	8/20/2010	7/31/2010				1,206.17	600104	COFFEYV - 148731 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 24336	8/20/2010	7/31/2010				13.53	600105	COFFEYV - 148731 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 24652	9/20/2010	8/31/2010	284.80		20,831.41		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 24652	9/20/2010	8/31/2010				927.90	600104	COFFEYV - 152622 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 24652	9/20/2010	8/31/2010				10.42	600105	COFFEYV - 152622 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 24802	10/20/201(	9/30/2010	283.83		20,421.59		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 24802	10/20/201(	9/30/2010				910.08	600104	COFFEYV - 156474 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 24802	10/20/201(	9/30/2010				10.21	600105	COFFEYV - 156474 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 25598	11/19/201(	10/31/201(	287.76		22,563.30		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 25598	11/19/201(	10/31/201(				1,003.17	600104	COFFEYV - 160337 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 25598	11/19/201(	10/31/201(				11.27	600105	COFFEYV - 160337 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 25763	12/20/201(	11/30/201(	285.67		23,072.87		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 25763	12/20/201(	11/30/201(				1,025.06	600104	COFFEYV - 201542 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 25763	12/20/201(	11/30/201(				11.54	600105	COFFEYV - 201542 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 26194	1/20/2011	12/31/201(	287.56		24,663.13		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 26194	1/20/2011	12/31/201(				1,094.09	600104	COFFEYV - 205695 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 26194	1/20/2011	12/31/201(				12.33	600105	COFFEYV - 205695 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 26417	2/18/2011	1/31/2011	283.27		24,423.29		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 26417	2/18/2011	1/31/2011				1,083.31	600104	COFFEYV - 209547 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD 26417	2/18/2011	1/31/2011				12.21	600105	COFFEYV - 209547 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
WHITTEN/WHITTEN Totals:			6,881.31	0.00	496,238.23	22,354.59	Net Revenue:	473,883.64								
RD 22027	2/24/2010	8/31/2009	91.59		5,527.31		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD 22027	2/24/2010	8/31/2009				250.13	600104	PACER - 216843 RD expense entry from pr	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD 22027	2/24/2010	9/30/2009	64.71		3,817.70		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2009 to 3/10/2011

Date: 3/10/2011

For All Properties — *For Selected Owners* — *For All G/L Accounts*

For All Pay Schedules — *Including Expenses* — *For All Transactions*

Excluding Company Owner — *For All Interest Types* — *Sorted By Transaction Date*

Trans Type	& No	Date	Prod Date	Sales Volume BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI	Type	DOI	Man	Well
RD	22027	2/24/2010	9/30/2009				172.90	600104	PACER - 216843 RD expense entry from pr	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010	97.50		7,003.18		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				312.12	600104	COFFEYV - 129153 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				3.92	600105	COFFEYV - 129153 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	2	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010	91.76		7,035.26		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				312.98	600104	COFFEYV - 133035 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				3.52	600105	COFFEYV - 133035 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010	92.62		7,439.18		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010				330.55	600104	COFFEYV - 136999 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010				3.71	600105	COFFEYV - 136999 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010	93.65		6,579.10		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010				293.41	600104	COFFEYV - 140893 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010				3.29	600105	COFFEYV - 140893 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010	92.09		6,549.95		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010				292.00	600104	COFFEYV - 144819 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010				3.28	600105	COFFEYV - 144819 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010	91.09		6,662.82		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010				296.80	600104	COFFEYV - 152622 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010				3.33	600105	COFFEYV - 152622 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010	92.49		6,654.97		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010				296.58	600104	COFFEYV - 156474 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010				3.33	600105	COFFEYV - 156474 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C	94.04		7,373.69		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C				327.84	600104	COFFEYV - 160337 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C				3.68	600105	COFFEYV - 160337 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C	91.96		7,426.99		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C				329.96	600104	COFFEYV - 201542 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C				3.71	600105	COFFEYV - 201542 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C	93.18		7,991.59		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C				354.51	600104	COFFEYV - 205695 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C				4.00	600105	COFFEYV - 205695 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011				3.98	600105	COFFEYV - 209547 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011	92.23		7,950.94		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011				352.67	600104	COFFEYV - 209547 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2009 to 3/10/2011

Date: 3/10/2011

For All Properties | *For Selected Owners* | *For All G/L Accounts*
For All Pay Schedules | *Including Expenses* | *For All Transactions*
Excluding Company Owner | *For All Interest Types* | *Sorted By Transaction Date*

Trans Type & No	Date	Prod Date	Sales Volume BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI Type	DOI Man Well
WYCOFF/WYCOFF Totals:			1,178.90	0.00	88,012.68	3,962.20	Net Revenue:	84,050.48					
HEWITEGI Totals:			8,060.21	0.00	584,250.91	26,316.79	Net Revenue:	557,934.12					
Report Totals:			8,060.21	0.00	584,250.91	26,316.79	Net Revenue:	557,934.12					

Account Totals

400150	584,250.91
600104	-26,082.71
600105	-234.08
Total	557,934.12

Bear Petroleum, Inc.
P.O. Box 438
Havsville, KS 67060

STATEMENT

2/28/2011

Hewitt Petroleum, Inc.
15 West South Temple, Ste 1050
Salt Lake City, UT 84101

HEWITEGI

Date	Transaction Description	Amount Due
Lease : DOWIS Dowis		
Well : DOWIS Dowis		
12/31/2009	Invoice # 11545	1,437.78
1/31/2010	Invoice # 11640	2,836.79
2/28/2010	Invoice # 11732	1,475.29
3/31/2010	Invoice # 11826	672.27
4/30/2010	Invoice # 11917	300.00
5/31/2010	Invoice # 12005	419.76
6/30/2010	Invoice # 12092	366.31
7/31/2010	Invoice # 12180	300.00
8/31/2010	Invoice # 12268	300.00
9/30/2010	Invoice # 12355	300.00
10/31/2010	Invoice # 12442	300.00
11/30/2010	Invoice # 12530	577.50
12/31/2010	Invoice # 12621	300.00
1/31/2011	Invoice # 12714	300.00
2/28/2011	Invoice # 12803	1,278.19
	Well Total	**11,163.89**
Lease : WHITTEN Whitten		
Well : WHITTEN Whitten		
12/31/2009	Invoice # 11545	180,533.08
12/31/2009	Prior Payments	-32,674.25
2/28/2010	Invoice # 11732	170,772.37
3/31/2010	Invoice # 11826	31,513.88
4/30/2010	Invoice # 11917	28,377.60
5/31/2010	Invoice # 12005	24,024.08
6/30/2010	Invoice # 12092	28,212.91
7/31/2010	Invoice # 12180	16,947.04
8/31/2010	Invoice # 12268	42,499.55
9/30/2010	Invoice # 12355	26,591.42
10/31/2010	Invoice # 12442	16,792.38
11/30/2010	Invoice # 12530	49,930.87
12/31/2010	Invoice # 12621	18,105.56
1/31/2011	Invoice # 12714	15,274.28
2/28/2011	Invoice # 12803	18,964.92
	Well Total	**635,865.69**
Lease : WHITTENA Whitten A		
Well : WHITTENA Whitten A		
3/31/2010	Invoice # 11826	375.00

Bear Petroleum, Inc.
P.O. Box 438
Havsville, KS 67060

STATEMENT

2/28/2011

Hewitt Petroleum, Inc.
15 West South Temple, Ste 1050
Salt Lake City, UT 84101

HEWITEGI

Date	Transaction Description	Amount Due
	Well Total	**375.00**
Lease :	WYCOFF Wycoff	
Well :	WYCOFF Wycoff	
12/31/2009	Invoice # 11545	14,984.20
1/31/2010	Invoice # 11640	35,217.96
2/28/2010	Invoice # 11732	15,099.09
3/31/2010	Invoice # 11826	4,991.57
4/30/2010	Invoice # 11917	705.00
5/31/2010	Invoice # 12005	821.11
6/30/2010	Invoice # 12092	516.31
7/31/2010	Invoice # 12180	11,859.02
8/31/2010	Invoice # 12268	11,775.06
9/30/2010	Invoice # 12355	2,177.27
10/31/2010	Invoice # 12442	2,424.17
11/30/2010	Invoice # 12530	14,681.24
12/31/2010	Invoice # 12621	1,062.03
1/31/2011	Invoice # 12714	2,824.53
2/28/2011	Invoice # 12803	906.98
	Well Total	**120,045.54**
	Total All Properties	**767,450.12**
	Total Amount Due	**767,450.12**

AGING

0 - 0	1 - 30	31 - 60	61 - 90	91 - 120	Over 120	Total
21,150.09	**18,398.81**	**19,467.59**	**65,189.61**	**19,516.55**	**623,727.47**	**767,450.12**

Joint Interest Invoice

Bear Petroleum, Inc.

Expenses through 3/10/2011

Invoice No: 12803
Date: 2/28/2011

Account Title	Vendor Name	Description	Invoice Number	Invoice Date	Amount	Decimal Interest	Share Amt
Owner Code: HEWITEGI	**Owner Name: Hewitt Petroleum, Inc.**						
LEASE: **DOWIS**	Dowis						
WELL: **DOWIS**	Dowis						
Admin.Ovhd-Mont	GJ1936 - 730895	Monthly Overhead		2/28/11	400.00	0.75000000	300.00
Location/Roads/Da	Patton Trucking Equip	Bladed snow off lease roads	201102014	2/9/11	254.25	0.75000000	190.69
Regulatory Expens	GJ1932 - 730351	File Tier II Report		2/28/11	50.00	0.75000000	37.50
Salt Water Disposa	William M. Moon and	Annual Disposal Fee	021811	2/18/11	1,000.00	0.75000000	750.00
		**Total Lease Operating Expense			1,704.25		1,278.19
				Well Total	1,704.25		1,278.19
				Lease Total	1,704.25		1,278.19
LEASE: **WHITTEN**	Whitten						
WELL: **WHITTEN**	Whitten						
Admin.Ovhd-Mont	GJ1936 - 730898	Monthly Overhead		2/28/11	800.00	0.75000000	600.00
Electrical/Gas Rep	Gressel Oil Field Serv	Replaced burned control transformer	0152718	2/25/11	997.89	0.75000000	748.42
Electricity/Propane	Sumner-Cowley Electric	Electric	022811whit	2/28/11	19,824.30	0.75000000	14,868.22
Location/Roads/Da	Patton Trucking Equip	Bladed snow off lease roads	201102012	2/9/11	254.25	0.75000000	190.69
Pumpers	Patrick Deakins	February pumping	022111	2/21/11	500.00	0.75000000	375.00
Regulatory Expens	GJ1932 - 730353	File Tier II Report		2/28/11	50.00	0.75000000	37.50
	GJ1933 - 731512	File KCC Water Reports		2/28/11	50.00	0.75000000	37.50
Rental Equipment	M.I.C., Inc.	Pump rental	1231100211	2/25/11	2,200.00	0.75000000	1,650.00
SPCC Services	Lanny Butner & Associa	SPCC Preparation	Bear1101	2/8/11	610.12	0.75000000	457.59
		**Total Lease Operating Expense			25,286.56		18,964.92
				Well Total	25,286.56		18,964.92
Prod - 363.39, Run 319.97, Down 2 Days							
				Lease Total	25,286.56		18,964.92
LEASE: **WYCOFF**	Wycoff						
WELL: **WYCOFF**	Wycoff						
Admin.Ovhd-Mont	GJ1936 - 730903	Monthly Overhead		2/28/11	400.00	0.75000000	300.00
Location/Roads/Da	Patton Trucking Equip	Bladed snow off lease roads	201102013	2/9/11	254.25	0.75000000	190.69
Pumpers	Patrick Deakins	February pumping	022111	2/21/11	200.00	0.75000000	150.00
Regulatory Expens	GJ1932 - 730357	File Tier II Report		2/28/11	50.00	0.75000000	37.50
SPCC Services	Lanny Butner & Associa	SPCC Preparation	Bear1101	2/8/11	305.05	0.75000000	228.79
		**Total Lease Operating Expense			1,209.30		906.98
				Well Total	1,209.30		906.98
Prod - 113.39, Run - 158.48							
				Lease Total	1,209.30		906.98
		Grand Invoice Total Charges					**21,150.09**
		Grand Invoice Total					**21,150.09**

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2009 to 3/31/2011

Date: 4/13/2011

For All Properties | *For Selected Owners* | *For All G/L Accounts*

For All Pay Schedules | *Including Expenses* | *For All Transactions*

Excluding Company Owner | *For All Interest Types* | *Sorted By Transaction Date*

HEWITEGI — Hewitt Petroleum, Inc. — Payment Schedule: — Minimum Payment Amount: 100.00 — Owner Hold Flag: N

Trans Type	& No	Date	Prod Date	Sales Volume BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI	Type	DOI	Man	Well
RD	21131	12/18/2009	11/30/2009	190.41		13,937.70		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21131	12/18/2009	11/30/2009				620.83	600104	COFFEYV - 117822 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21131	12/18/2009	11/30/2009				5.43	600105	COFFEYV - 117822 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009	-98.49		-7,209.51		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				-321.14	600104	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				-2.81	600105	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009	98.85		7,235.63		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				322.30	600104	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				2.82	600105	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	12/31/2009	577.72		40,486.77		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	12/31/2009				1,805.66	600104	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	12/31/2009				15.80	600105	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	22030	2/19/2010	1/31/2010	387.95		28,567.84		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	22030	2/19/2010	1/31/2010				1,272.29	600104	COFFEYV - 125431 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	22030	2/19/2010	1/31/2010				14.29	600105	COFFEYV - 125431 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22027	2/24/2010	8/31/2009	374.78		22,440.76		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	8/31/2009				1,015.78	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	9/30/2009	505.95		29,401.96		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	9/30/2009				1,334.44	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	10/31/2009	380.50		23,238.83		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	10/31/2009				1,051.22	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	11/30/2009	373.89		25,386.31		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	11/30/2009				1,144.56	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22405	3/19/2010	11/30/2009				0.44	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22405	3/19/2010	12/31/2009				0.84	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22405	3/19/2010	1/31/2010				0.59	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010	384.01		27,583.69		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				1,229.32	600104	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				14.36	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010	386.67		29,649.11		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				1,318.98	600104	COFFEYV - 133035 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				14.83	600105	COFFEYV - 133035 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2009 to 3/31/2011

Date: 4/13/2011

For All Properties | *For Selected Owners* | *For All G/L Accounts*

For All Pay Schedules | *Including Expenses* | *For All Transactions*

Excluding Company Owner | *For All Interest Types* | *Sorted By Transaction Date*

Trans Type	& No	Date	Prod Date	Sales Volume BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI Type	DOI	Man	Well
RD	23249	5/20/2010	4/30/2010	570.63		45,830.82		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	23249	5/20/2010	4/30/2010				2,036.40	600104	COFFEYV - 136999 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	23249	5/20/2010	4/30/2010				22.92	600105	COFFEYV - 136999 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	23550	6/18/2010	5/31/2010	281.73		19,791.55		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	23550	6/18/2010	5/31/2010				882.61	600104	COFFEYV - 140893 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	23550	6/18/2010	5/31/2010				9.89	600105	COFFEYV - 140893 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	24159	7/20/2010	6/30/2010	377.59		26,855.98		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	24159	7/20/2010	6/30/2010				1,197.23	600104	COFFEYV - 144819 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	24159	7/20/2010	6/30/2010				13.42	600105	COFFEYV - 144819 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	24336	8/20/2010	7/31/2010	376.24		27,065.20		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	24336	8/20/2010	7/31/2010				1,206.17	600104	COFFEYV - 148731 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	24336	8/20/2010	7/31/2010				13.53	600105	COFFEYV - 148731 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	24652	9/20/2010	8/31/2010	284.80		20,831.41		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	24652	9/20/2010	8/31/2010				927.90	600104	COFFEYV - 152622 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	24652	9/20/2010	8/31/2010				10.42	600105	COFFEYV - 152622 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	24802	10/20/201C	9/30/2010	283.83		20,421.59		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	24802	10/20/201C	9/30/2010				910.08	600104	COFFEYV - 156474 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	24802	10/20/201C	9/30/2010				10.21	600105	COFFEYV - 156474 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	25598	11/19/201C	10/31/201C	287.76		22,563.30		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	25598	11/19/201C	10/31/201C				1,003.17	600104	COFFEYV - 160337 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	25598	11/19/201C	10/31/201C				11.27	600105	COFFEYV - 160337 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	25763	12/20/201C	11/30/201C	285.67		23,072.87		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	25763	12/20/201C	11/30/201C				1,025.06	600104	COFFEYV - 201542 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	25763	12/20/201C	11/30/201C				11.54	600105	COFFEYV - 201542 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	26194	1/20/2011	12/31/201C	287.56		24,663.13		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	26194	1/20/2011	12/31/201C				1,094.09	600104	COFFEYV - 205695 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	26194	1/20/2011	12/31/201C				12.33	600105	COFFEYV - 205695 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	26417	2/18/2011	1/31/2011	283.27		24,423.29		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	26417	2/18/2011	1/31/2011				1,083.31	600104	COFFEYV - 209547 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	26417	2/18/2011	1/31/2011				12.21	600105	COFFEYV - 209547 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	26597	3/18/2011	2/28/2011	189.77		16,337.00		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	26597	3/18/2011	2/28/2011				724.65	600104	COFFEYV - 213358 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4 RD	Y	N	N
RD	26597	3/18/2011	2/28/2011				8.50	600105	COFFEYV - 213358 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3 RD	Y	N	N
WHITTEN/WHITTEN Totals:				7,071.08	0.00	512,575.23	23,087.74	Net Revenue:	489,487.49							

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2009 to 3/31/2011

Date: 4/13/2011

For All Properties	*For Selected Owners*	*For All G/L Accounts*
For All Pay Schedules	*Including Expenses*	*For All Transactions*
Excluding Company Owner	*For All Interest Types*	*Sorted By Transaction Date*

Trans Type	& No	Date	Prod Date	Sales Volume BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI	Type	DOI	Man	Well
RD	22027	2/24/2010	8/31/2009	91.59		5,527.31		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22027	2/24/2010	8/31/2009				250.13	600104	PACER - 216843 RD expense entry from pr	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22027	2/24/2010	9/30/2009	64.71		3,817.70		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22027	2/24/2010	9/30/2009				172.90	600104	PACER - 216843 RD expense entry from pr	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010	97.50		7,003.18		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				312.12	600104	COFFEYV - 129153 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				3.92	600105	COFFEYV - 129153 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	2	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010	91.76		7,035.26		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				312.98	600104	COFFEYV - 133035 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				3.52	600105	COFFEYV - 133035 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010	92.62		7,439.18		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010				330.55	600104	COFFEYV - 136999 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010				3.71	600105	COFFEYV - 136999 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010	93.65		6,579.10		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010				293.41	600104	COFFEYV - 140893 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010				3.29	600105	COFFEYV - 140893 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010	92.09		6,549.95		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010				292.00	600104	COFFEYV - 144819 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010				3.28	600105	COFFEYV - 144819 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010	91.09		6,662.82		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010				296.80	600104	COFFEYV - 152622 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010				3.33	600105	COFFEYV - 152622 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010	92.49		6,654.97		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010				296.58	600104	COFFEYV - 156474 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010				3.33	600105	COFFEYV - 156474 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C	94.04		7,373.69		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C				327.84	600104	COFFEYV - 160337 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C				3.68	600105	COFFEYV - 160337 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C	91.96		7,426.99		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C				329.96	600104	COFFEYV - 201542 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C				3.71	600105	COFFEYV - 201542 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C				4.00	600105	COFFEYV - 205695 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C	93.18		7,991.59		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C				354.51	600104	COFFEYV - 205695 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011	92.23		7,950.94		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N

Bear Petroleum, Inc.

Suspended Revenue Report
For Transaction Date from 1/1/2009 to 3/31/2011

Date: 4/13/2011

For All Properties | *For Selected Owners* | *For All G/L Accounts*
For All Pay Schedules | *Including Expenses* | *For All Transactions*
Excluding Company Owner | *For All Interest Types* | *Sorted By Transaction Date*

Trans Type	No	Date	Prod Date	Sales Volume BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI	Type	DOI	Man	Well
RD	26417	2/18/2011	1/31/2011				352.67	600104	COFFEYV - 209547 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011				3.98	600105	COFFEYV - 209547 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011	94.39		8,125.95		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011				360.45	600104	COFFEYV - 213358 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011				4.56	600105	COFFEYV - 213358 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	2	RD	Y	N	N
WYCOFF/WYCOFF Totals:				1,273.29	0.00	96,138.63	4,327.21	Net Revenue:	91,811.42								
HEWITEGI Totals:				8,344.37	0.00	608,713.86	27,414.95	Net Revenue:	581,298.91								
Report Totals:				8,344.37	0.00	608,713.86	27,414.95	Net Revenue:	581,298.91								

Account Totals

400150	608,713.86
600104	-27,167.81
600105	-247.14
Total	581,298.91

Bear Petroleum, Inc.
P.O. Box 438
Havsville, KS 67060

STATEMENT

3/31/2011

Hewitt Petroleum, Inc.
15 West South Temple, Ste 1050
Salt Lake City, UT 84101

HEWITEGI

Date	Transaction Description	Amount Due
Lease : DOWIS	Dowis	
Well : DOWIS	Dowis	
12/31/2009	Invoice # 11545	1,437.78
1/31/2010	Invoice # 11640	2,836.79
2/28/2010	Invoice # 11732	1,475.29
3/31/2010	Invoice # 11826	672.27
4/30/2010	Invoice # 11917	300.00
5/31/2010	Invoice # 12005	419.76
6/30/2010	Invoice # 12092	366.31
7/31/2010	Invoice # 12180	300.00
8/31/2010	Invoice # 12268	300.00
9/30/2010	Invoice # 12355	300.00
10/31/2010	Invoice # 12442	300.00
11/30/2010	Invoice # 12530	577.50
12/31/2010	Invoice # 12621	300.00
1/31/2011	Invoice # 12714	300.00
2/28/2011	Invoice # 12803	1,278.19
3/31/2011	Invoice # 12893	375.00
	Well Total	**11,538.89**
Lease : WHITTEN	Whitten	
Well : WHITTEN	Whitten	
12/31/2009	Invoice # 11545	180,533.08
12/31/2009	Prior Payments	-32,674.25
2/28/2010	Invoice # 11732	170,772.37
3/31/2010	Invoice # 11826	31,513.88
4/30/2010	Invoice # 11917	28,377.60
5/31/2010	Invoice # 12005	24,024.08
6/30/2010	Invoice # 12092	28,212.91
7/31/2010	Invoice # 12180	16,947.04
8/31/2010	Invoice # 12268	42,499.55
9/30/2010	Invoice # 12355	26,591.42
10/31/2010	Invoice # 12442	16,792.38
11/30/2010	Invoice # 12530	49,930.87
12/31/2010	Invoice # 12621	18,105.56
1/31/2011	Invoice # 12714	15,274.28
2/28/2011	Invoice # 12803	18,964.92
3/31/2011	Invoice # 12893	15,181.49
	Well Total	**651,047.18**

Bear Petroleum, Inc.
P.O. Box 438
Havsville, KS 67060

S T A T E M E N T

3/31/2011

Hewitt Petroleum, Inc.
15 West South Temple, Ste 1050
Salt Lake City, UT 84101

HEWITEGI

Date	Transaction Description	Amount Due
Lease : WHITTENA	Whitten A	
Well : WHITTENA	Whitten A	
3/31/2010	Invoice # 11826	375.00
	Well Total	**375.00**
Lease : WYCOFF	Wycoff	
Well : WYCOFF	Wycoff	
12/31/2009	Invoice # 11545	14,984.20
1/31/2010	Invoice # 11640	35,217.96
2/28/2010	Invoice # 11732	15,099.09
3/31/2010	Invoice # 11826	4,991.57
4/30/2010	Invoice # 11917	705.00
5/31/2010	Invoice # 12005	821.11
6/30/2010	Invoice # 12092	516.31
7/31/2010	Invoice # 12180	11,859.02
8/31/2010	Invoice # 12268	11,775.06
9/30/2010	Invoice # 12355	2,177.27
10/31/2010	Invoice # 12442	2,424.17
11/30/2010	Invoice # 12530	14,681.24
12/31/2010	Invoice # 12621	1,062.03
1/31/2011	Invoice # 12714	2,824.53
2/28/2011	Invoice # 12803	906.98
3/31/2011	Invoice # 12893	691.19
	Well Total	**120,736.73**
	Total All Properties	**783,697.80**
	Total Amount Due	**783,697.80**

AGING

0 - 0	1 - 30	31 - 60	61 - 90	91 - 120	Over 120	Total
16,247.68	**0.00**	**39,548.90**	**19,467.59**	**0.00**	**708,433.63**	**783,697.80**

Joint Interest Invoice

Bear Petroleum, Inc.

Invoice No: 12893
Date: 3/31/2011
Page 1

Expenses through 4/13/2011

Account Title	Vendor Name	Description	Invoice Number	Invoice Date	Amount	Decimal Interest	Share Amt
Owner Code: HEWITEGI	**Owner Name: Hewitt Petroleum, Inc.**						
LEASE: **DOWIS**	Dowis						
WELL: **DOWIS**	Dowis						
Admin.Ovhd-Mont	GJ1957 - 741231	Monthly Overhead		3/31/11	400.00	0.75000000	300.00
Rendition Prep & T	GJ1953 - 735856	2011 Rendition Preparation		3/28/11	100.00	0.75000000	75.00
		**Total Lease Operating Expense			500.00		375.00
		Well Total			500.00		375.00
		Lease Total			500.00		375.00
LEASE: **WHITTEN**	Whitten						
WELL: **WHITTEN**	Whitten						
Admin.Ovhd-Mont	GJ1957 - 741234	Monthly Overhead		3/31/11	800.00	0.75000000	600.00
Electrical/Gas Rep:	Gressel Oil Field Serv	Replaced faulty controller	0153167	3/18/11	933.51	0.75000000	700.13
	Gressel Oil Field Serv	Checked over & replaced transformer fuse	0153304	3/29/11	139.28	0.75000000	104.46
Electricity/Propane	Sumner-Cowley Electric	Electric	033111whit	3/31/11	15,569.20	0.75000000	11,676.90
Pumpers	Patrick Deakins	March pumping	032111	3/21/11	500.00	0.75000000	375.00
Rendition Prep & T	GJ1953 - 736082	2011 Rendition Preparation		3/28/11	100.00	0.75000000	75.00
Rental Equipment	M.I.C., Inc.	Pump Rental	033111	3/25/11	2,200.00	0.75000000	1,650.00
		**Total Lease Operating Expense			20,241.99		15,181.49
		Well Total			20,241.99		15,181.49
Prod - 363.39, Run 319.97, Down 2 Days							
		Lease Total			20,241.99		15,181.49
LEASE: **WYCOFF**	Wycoff						
WELL: **WYCOFF**	Wycoff						
Admin.Ovhd-Mont	GJ1957 - 741239	Monthly Overhead		3/31/11	400.00	0.75000000	300.00
Chemical/ChemTr	Gressel Oil Field Serv	Check chemical system	0153157	3/16/11	96.57	0.75000000	72.43
Pumpers	Patrick Deakins	March pumping	032111	3/21/11	200.00	0.75000000	150.00
Rendition Prep & T	Court of Tax Appeals	Exemption Application	030911	3/9/11	125.00	0.75000000	93.76
	GJ1953 - 736092	2011 Rendition Preparation		3/28/11	100.00	0.75000000	75.00
		**Total Lease Operating Expense			921.57		691.19
		Well Total			921.57		691.19
Prod - 113.39, Run - 158.48							
		Lease Total			921.57		691.19
		Grand Invoice Total Charges					**16,247.68**
		Grand Invoice Total					**16,247.68**

Bear Petroleum LLC
Bear Creek Ranch, Inc. dba
P.O. Box 438
Havsville. KS 67060

S T A T E M E N T

4/30/2011

Hewitt Petroleum, Inc.
15 West South Temple, Ste 1050
Salt Lake City, UT 84101

HEWITEGI

Date	Transaction Description		Amount Due
Lease :	DOWIS	Dowis	
Well :	DOWIS	Dowis	
4/30/2011	Invoice # 29		300.00
	Well Total		**300.00**
Lease :	WHITTEN	Whitten	
Well :	WHITTEN	Whitten	
4/30/2011	Invoice # 29		18,229.31
	Well Total		**18,229.31**
Lease :	WYCOFF	Wycoff	
Well :	WYCOFF	Wycoff	
4/30/2011	Invoice # 29		949.54
	Well Total		**949.54**
	Total All Properties		**19,478.85**
	Total Amount Due		**19,478.85**

Payments received after the end of the month will show on your next statement.

AGING

0 - 30	31 - 30	31 - 60	61 - 90	91 - 120	Over 120	Total
19,478.85	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**19,478.85**

Joint Interest Invoice

Invoice No: 29
Date: 4/30/2011

Bear Petroleum LLC

Expenses through 5/11/2011

Page 1

Account Title	Vendor Name	Description	Invoice Number	Invoice Date	Amount	Decimal Interest	Share Amt
Owner Code: HEWITEGI	**Owner Name: Hewitt Petroleum, Inc.**						
LEASE: **DOWIS**	Dowis						
WELL: **DOWIS**	Dowis						
Admin.Ovhd-Mont	GJ5 - 3317	Monthly Overhead		4/30/11	400.00	0.75000000	300.00
		**Total Lease Operating Expense			400.00		300.00
		Well Total			400.00		300.00
		Lease Total			400.00		300.00
LEASE: **WHITTEN**	Whitten						
WELL: **WHITTEN**	Whitten						
Admin.Ovhd-Mont	GJ5 - 3479	Monthly Overhead		4/30/11	800.00	0.75000000	600.00
Chemical/ChemTr	Baker Hughes	Combination Inhibitor	900641460	4/5/11	666.05	0.75000000	499.54
Electrical/Gas Repa	Gressel Oil Field Serv	Located & repaired burned high voltage wiring in switch board	0153770	4/18/11	379.05	0.75000000	284.29
Electricity/Propane	Sumner-Cowley Electric	Electric	043011whit	4/30/11	19,760.64	0.75000000	14,820.48
Pumpers	Patrick Deakins	April pumping	042511	4/25/11	500.00	0.75000000	375.00
Rental Equipment	M.I.C., Inc.	Pump rental	0430110411	4/25/11	2,200.00	0.75000000	1,650.00
		**Total Lease Operating Expense			24,305.74		18,229.31
		Well Total			24,305.74		18,229.31
Prod - 361.15, Run 317.75, Down 1 Day Electrical							
		Lease Total			24,305.74		18,229.31
LEASE: **WYCOFF**	Wycoff						
WELL: **WYCOFF**	Wycoff						
Admin.Ovhd-Mont	GJ5 - 3484	Monthly Overhead		4/30/11	400.00	0.75000000	300.00
Chemical/ChemTr	Baker Hughes	Combination Inhibitor	900641455	4/5/11	666.05	0.75000000	499.54
Pumpers	Patrick Deakins	April pumping	042511	4/25/11	200.00	0.75000000	150.00
		**Total Lease Operating Expense			1,266.05		949.54
		Well Total			1,266.05		949.54
Prod - 115.06, Run - 160.15							
		Lease Total			1,266.05		949.54
		Grand Invoice Total Charges					**19,478.85**
		Grand Invoice Total					**19,478.85**

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2009 to 4/30/2011

Date: 5/11/2011

For All Properties	For Selected Owners	For All G/L Accounts
For All Pay Schedules	Including Expenses	For All Transactions
Excluding Company Owner	For All Interest Types	Sorted By Transaction Date

HEWITEGI Hewitt Petroleum, Inc. Payment Schedule: Minimum Payment Amount: 100.00 Owner Hold Flag: N

Trans Type	No	Date	Prod Date	Sales Volume BBL/MC	Sales Volume MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI	Type		DOI Man	Well
RD	21131	12/18/2009	11/30/2009	190.41		13,937.70		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21131	12/18/2009	11/30/2009				620.83	600104	COFFEYV - 117822 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21131	12/18/2009	11/30/2009				5.43	600105	COFFEYV - 117822 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009	-98.49		-7,209.51		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				-321.14	600104	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				-2.81	600105	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009	98.85		7,235.63		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				322.30	600104	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				2.82	600105	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	12/31/2009	577.72		40,486.77		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	12/31/2009				1,805.66	600104	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	12/31/2009				15.80	600105	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	22030	2/19/2010	1/31/2010	387.95		28,567.84		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	22030	2/19/2010	1/31/2010				1,272.29	600104	COFFEYV - 125431 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	22030	2/19/2010	1/31/2010				14.29	600105	COFFEYV - 125431 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22027	2/24/2010	8/31/2009	374.78		22,440.76		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	8/31/2009				1,015.78	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	9/30/2009	505.95		29,401.96		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	9/30/2009				1,334.44	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	10/31/2009	380.50		23,238.83		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	10/31/2009				1,051.22	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	11/30/2009	373.89		25,386.31		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	11/30/2009				1,144.56	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22405	3/19/2010	11/30/2009				0.44	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22405	3/19/2010	12/31/2009				0.84	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22405	3/19/2010	1/31/2010				0.59	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010	384.01		27,583.69		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				1,229.32	600104	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				14.36	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010	386.67		29,649.11		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				1,318.98	600104	COFFEYV - 133035 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				14.83	600105	COFFEYV - 133035 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2009 to 4/30/2011

Date: 5/11/2011

For All Properties | *For Selected Owners* | *For All G/L Accounts*

For All Pay Schedules | *Including Expenses* | *For All Transactions*

Excluding Company Owner | *For All Interest Types* | *Sorted By Transaction Date*

Trans Type	& No	Date	Prod Date	Sales Volume BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI	Type	DOI	Man	Well
RD	23249	5/20/2010	4/30/2010	570.63		45,830.82		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010				2,036.40	600104	COFFEYV - 136999 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010				22.92	600105	COFFEYV - 136999 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010	281.73		19,791.55		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010				882.61	600104	COFFEYV - 140893 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010				9.89	600105	COFFEYV - 140893 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010	377.59		26,855.98		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010				1,197.23	600104	COFFEYV - 144819 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010				13.42	600105	COFFEYV - 144819 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24336	8/20/2010	7/31/2010	376.24		27,065.20		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24336	8/20/2010	7/31/2010				1,206.17	600104	COFFEYV - 148731 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24336	8/20/2010	7/31/2010				13.53	600105	COFFEYV - 148731 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010	284.80		20,831.41		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010				927.90	600104	COFFEYV - 152622 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010				10.42	600105	COFFEYV - 152622 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010	283.83		20,421.59		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010				910.08	600104	COFFEYV - 156474 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010				10.21	600105	COFFEYV - 156474 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C	287.76		22,563.30		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C				1,003.17	600104	COFFEYV - 160337 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C				11.27	600105	COFFEYV - 160337 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C	285.67		23,072.87		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C				1,025.06	600104	COFFEYV - 201542 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C				11.54	600105	COFFEYV - 201542 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C	287.56		24,663.13		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C				1,094.09	600104	COFFEYV - 205695 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C				12.33	600105	COFFEYV - 205695 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011	283.27		24,423.29		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011				1,083.31	600104	COFFEYV - 209547 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011				12.21	600105	COFFEYV - 209547 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011	189.77		16,337.00		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011				724.65	600104	COFFEYV - 213358 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011				8.50	600105	COFFEYV - 213358 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	27014	4/20/2011	3/31/2011	282.26		28,090.79		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	27014	4/20/2011	3/31/2011				1,242.01	600104	COFFEYV - 217273 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2009 to 4/30/2011

Date: 5/11/2011

For All Properties	*For Selected Owners*	*For All G/L Accounts*
For All Pay Schedules	*Including Expenses*	*For All Transactions*
Excluding Company Owner	*For All Interest Types*	*Sorted By Transaction Date*

Trans Type	& No	Date	Prod Date	Sales Volume BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI	Type	DOI	Man	Well
RD	27014	4/20/2011	3/31/2011				14.63	600105	COFFEYV - 217273 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
	WHITTEN/WHITTEN Totals:			7,353.34	0.00	540,666.02	24,344.38	Net Revenue:	516,321.64								
RD	22027	2/24/2010	8/31/2009	91.59		5,527.31		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22027	2/24/2010	8/31/2009				250.13	600104	PACER - 216843 RD expense entry from pr	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22027	2/24/2010	9/30/2009	64.71		3,817.70		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22027	2/24/2010	9/30/2009				172.90	600104	PACER - 216843 RD expense entry from pr	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010	97.50		7,003.18		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				312.12	600104	COFFEYV - 129153 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				3.92	600105	COFFEYV - 129153 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	2	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010	91.76		7,035.26		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				312.98	600104	COFFEYV - 133035 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				3.52	600105	COFFEYV - 133035 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010	92.62		7,439.18		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010				330.55	600104	COFFEYV - 136999 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010				3.71	600105	COFFEYV - 136999 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010	93.65		6,579.10		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010				293.41	600104	COFFEYV - 140893 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010				3.29	600105	COFFEYV - 140893 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010	92.09		6,549.95		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010				292.00	600104	COFFEYV - 144819 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010				3.28	600105	COFFEYV - 144819 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010	91.09		6,662.82		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010				296.80	600104	COFFEYV - 152622 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010				3.33	600105	COFFEYV - 152622 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010	92.49		6,654.97		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010				296.58	600104	COFFEYV - 156474 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010				3.33	600105	COFFEYV - 156474 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C	94.04		7,373.69		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C				327.84	600104	COFFEYV - 160337 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C				3.68	600105	COFFEYV - 160337 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C				3.71	600105	COFFEYV - 201542 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C	91.96		7,426.99		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C				329.96	600104	COFFEYV - 201542 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C	93.18		7,991.59		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2009 to 4/30/2011

Date: 5/11/2011

For All Properties | For Selected Owners | For All G/L Accounts
For All Pay Schedules | Including Expenses | For All Transactions
Excluding Company Owner | For All Interest Types | Sorted By Transaction Date

Trans Type	& No	Date	Prod Date	Sales Volume BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI	Type	DOI	Man	Well
RD	26194	1/20/2011	12/31/201C				354.51	600104	COFFEYV - 205695 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C				4.00	600105	COFFEYV - 205695 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011	92.23		7,950.94		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011				352.67	600104	COFFEYV - 209547 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011				3.98	600105	COFFEYV - 209547 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011	94.39		8,125.95		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011				360.45	600104	COFFEYV - 213358 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011				4.56	600105	COFFEYV - 213358 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	2	RD	Y	N	N
RD	27014	4/20/2011	2/28/2010				-303.24	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	3/31/2010				-304.63	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	4/30/2010				-322.12	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	5/31/2010				-284.88	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	6/30/2010				-283.62	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	8/31/2010				-288.50	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	9/30/2010				-288.16	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	10/31/201C				-319.28	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	11/30/201C				-321.59	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	12/31/201C				-346.03	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	1/31/2011				-344.28	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	2/28/2011				-351.85	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	3/31/2011	93.58		9,313.71		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	3/31/2011				8.51	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	3/31/2011				5.22	600105	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	2	RD	Y	N	N
WYCOFF/WYCOFF Totals:				1,366.87	0.00	105,452.34	582.76	Net Revenue:	104,869.58								
HEWITEGI Totals:				8,720.21	0.00	646,118.36	24,927.14	Net Revenue:	621,191.22								
Report Totals:				8,720.21	0.00	646,118.36	24,927.14	Net Revenue:	621,191.22								

Account Totals

400150	646,118.36
600104	-24,660.15

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2009 to 4/30/2011

Date: 5/11/2011

For All Properties
For All Pay Schedules
Excluding Company Owner

For Selected Owners
Including Expenses
For All Interest Types

For All G/L Accounts
For All Transactions
Sorted By Transaction Date

Trans Type & No	Date	Prod Date	Sales Volume BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI Type	DOI Man Well
	600105		-266.99										
	Total		621,191.22										

Bear Petroleum LLC
Bear Creek Ranch, Inc. dba
P.O. Box 438
Havsville. KS 67060

S T A T E M E N T

5/31/2011

Hewitt Petroleum, Inc.
15 West South Temple, Ste 1050
Salt Lake City, UT 84101

HEWITEGI

Date	Transaction Description		Amount Due
Lease :	DOWIS	Dowis	
Well :	DOWIS	Dowis	
4/30/2011	Invoice # 29		300.00
5/31/2011	Invoice # 118		300.00
	Well Total		**600.00**
Lease :	WHITTEN	Whitten	
Well :	WHITTEN	Whitten	
4/30/2011	Invoice # 29		18,229.31
5/31/2011	Invoice # 118		19,256.38
	Well Total		**37,485.69**
Lease :	WYCOFF	Wycoff	
Well :	WYCOFF	Wycoff	
4/30/2011	Invoice # 29		949.54
5/31/2011	Invoice # 118		1,350.45
	Well Total		**2,299.99**
	Total All Properties		**40,385.68**
	Total Amount Due		**40,385.68**

Payments received after the end of the month will show on your next statement.

AGING

0 - 30	31 - 30	31 - 60	61 - 90	91 - 120	Over 120	Total
20,906.83	**0.00**	**19,478.85**	**0.00**	**0.00**	**0.00**	**40,385.68**

Joint Interest Invoice

Invoice No: 118
Date: 5/31/2011

Bear Petroleum LLC

Expenses through 6/10/2011

Account Title	Vendor Name	Description	Invoice Number	Invoice Date	Amount	Decimal Interest	Share Amt
Owner Code: HEWITEGI		**Owner Name: Hewitt Petroleum, Inc.**					
LEASE: **DOWIS**	Dowis						
WELL: **DOWIS**	Dowis						
Admin.Ovhd-Mont	GJ25 - 9155	Monthly Overhead		5/31/11	400.00	0.75000000	300.00
		**Total Lease Operating Expense			400.00		300.00
		Well Total			400.00		300.00
		Lease Total			400.00		300.00
LEASE: **WHITTEN**	Whitten						
WELL: **WHITTEN**	Whitten						
Admin.Ovhd-Mont	GJ25 - 9317	Monthly Overhead		5/31/11	800.00	0.75000000	600.00
Chemical/ChemTr	Baker Hughes	Combination Inhibitor	900767851	5/26/11	732.60	0.75000000	549.45
Electrical/Gas Rep:	Gressel Oil Field Serv	Invoice adjustment	0153770-1	5/25/11	-1.77	0.75000000	-1.33
Electricity/Propane	Sumner-Cowley Electric	Electric	053111whit	5/31/11	21,444.35	0.75000000	16,083.26
Pumpers	Patrick Deakins	May pumping	052311	5/23/11	500.00	0.75000000	375.00
Rental Equipment	M.I.C., Inc.	Pump rental	0430110511	5/25/11	2,200.00	0.75000000	1,650.00
		**Total Lease Operating Expense			25,675.18		19,256.38
		Well Total			25,675.18		19,256.38
Prod - 322.67, Run 321.00							
		Lease Total			25,675.18		19,256.38
LEASE: **WYCOFF**	Wycoff						
WELL: **WYCOFF**	Wycoff						
Admin.Ovhd-Mont	GJ25 - 9322	Monthly Overhead		5/31/11	400.00	0.75000000	300.00
Chemical/ChemTr	Baker Hughes	Combination Inhibitor	900767851	5/26/11	732.60	0.75000000	549.45
Electrical/Gas Rep:	Gressel Oil Field Serv	Replaced faulty acuator on main switch	0154520	5/26/11	468.00	0.75000000	351.00
Pumpers	Patrick Deakins	May pumping	052311	5/23/11	200.00	0.75000000	150.00
		**Total Lease Operating Expense			1,800.60		1,350.45
		Well Total			1,800.60		1,350.45
Prod - 116.69, Run - 163.45							
		Lease Total			1,800.60		1,350.45
		Grand Invoice Total Charges					**20,906.83**
		Grand Invoice Total					**20,906.83**

Bear Petroleum, Inc.
Suspended Revenue Report
For Transaction Date from 1/1/2010 to 6/10/2011

Date: 6/10/2011

For All Properties | *For Selected Owners* | *For All G/L Accounts*
For All Pay Schedules | *Including Expenses* | *For All Transactions*
Excluding Company Owner | *For All Interest Types* | *Sorted By Transaction Date*

HEWITEGI — Hewitt Petroleum, Inc. — Payment Schedule: — Minimum Payment Amount: 100.00 — Owner Hold Flag: N

Trans Type	& No	Date	Prod Date	Sales Volume BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI	Type	DOI	Man	Well
RD	21868	1/20/2010	11/30/2009	-98.49		-7,209.51		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				-321.14	600104	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				-2.81	600105	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009	98.85		7,235.63		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				322.30	600104	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	11/30/2009				2.82	600105	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	12/31/2009	577.72		40,486.77		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	12/31/2009				1,805.66	600104	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	21868	1/20/2010	12/31/2009				15.80	600105	COFFEYV - 121778 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	22030	2/19/2010	1/31/2010	387.95		28,567.84		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	22030	2/19/2010	1/31/2010				1,272.29	600104	COFFEYV - 125431 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	22030	2/19/2010	1/31/2010				14.29	600105	COFFEYV - 125431 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22027	2/24/2010	8/31/2009	374.78		22,440.76		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	8/31/2009				1,015.78	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	9/30/2009	505.95		29,401.96		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	9/30/2009				1,334.44	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	10/31/2009	380.50		23,238.83		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	10/31/2009				1,051.22	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	11/30/2009	373.89		25,386.31		400150	Oil Income	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22027	2/24/2010	11/30/2009				1,144.56	600104	PACER - 216843 RD expense entry from pr	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
RD	22405	3/19/2010	11/30/2009				0.44	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22405	3/19/2010	12/31/2009				0.84	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22405	3/19/2010	1/31/2010				0.59	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010	384.01		27,583.69		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				1,229.32	600104	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				14.36	600105	COFFEYV - 129153 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010	386.67		29,649.11		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				1,318.98	600104	COFFEYV - 133035 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				14.83	600105	COFFEYV - 133035 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010	570.63		45,830.82		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010				2,036.40	600104	COFFEYV - 136999 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010				22.92	600105	COFFEYV - 136999 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2010 to 6/10/2011

Date: 6/10/2011

For All Properties	*For Selected Owners*	*For All G/L Accounts*
For All Pay Schedules	*Including Expenses*	*For All Transactions*
Excluding Company Owner	*For All Interest Types*	*Sorted By Transaction Date*

Trans Type	& No	Date	Prod Date	Sales Volume BBL/MC	Sales Volume MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI	Type	DOI	Man	Well
RD	23550	6/18/2010	5/31/2010	281.73		19,791.55		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010				882.61	600104	COFFEYV - 140893 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010				9.89	600105	COFFEYV - 140893 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010	377.59		26,855.98		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010				1,197.23	600104	COFFEYV - 144819 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010				13.42	600105	COFFEYV - 144819 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24336	8/20/2010	7/31/2010	376.24		27,065.20		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24336	8/20/2010	7/31/2010				1,206.17	600104	COFFEYV - 148731 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24336	8/20/2010	7/31/2010				13.53	600105	COFFEYV - 148731 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010	284.80		20,831.41		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010				927.90	600104	COFFEYV - 152622 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010				10.42	600105	COFFEYV - 152622 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010	283.83		20,421.59		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010				910.08	600104	COFFEYV - 156474 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010				10.21	600105	COFFEYV - 156474 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C	287.76		22,563.30		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C				1,003.17	600104	COFFEYV - 160337 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C				11.27	600105	COFFEYV - 160337 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C	285.67		23,072.87		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C				1,025.06	600104	COFFEYV - 201542 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C				11.54	600105	COFFEYV - 201542 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C	287.56		24,663.13		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C				1,094.09	600104	COFFEYV - 205695 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C				12.33	600105	COFFEYV - 205695 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011	283.27		24,423.29		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011				1,083.31	600104	COFFEYV - 209547 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011				12.21	600105	COFFEYV - 209547 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011	189.77		16,337.00		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011				724.65	600104	COFFEYV - 213358 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011				8.50	600105	COFFEYV - 213358 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
RD	27014	4/20/2011	3/31/2011	282.26		28,090.79		400150	Oil Income	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	27014	4/20/2011	3/31/2011				1,242.01	600104	COFFEYV - 217273 RD expense entry from p	WHITTEN	WHITTEN	Whitten	4	RD	Y	N	N
RD	27014	4/20/2011	3/31/2011				14.63	600105	COFFEYV - 217273 RD expense entry from p	WHITTEN	WHITTEN	Whitten	3	RD	Y	N	N
	WHITTEN/WHITTEN Totals:			7,162.93	0.00	526,728.32	23,718.12	Net Revenue:	503,010.20								

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2010 to 6/10/2011

Date: 6/10/2011

For All Properties	*For Selected Owners*	*For All G/L Accounts*
For All Pay Schedules	*Including Expenses*	*For All Transactions*
Excluding Company Owner	*For All Interest Types*	*Sorted By Transaction Date*

Trans Type	& No	Date	Prod Date	Sales Volume BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI	Type	DOI	Man	Well
RD	22027	2/24/2010	8/31/2009	91.59		5,527.31		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22027	2/24/2010	8/31/2009				250.13	600104	PACER - 216843 RD expense entry from pr	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22027	2/24/2010	9/30/2009	64.71		3,817.70		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22027	2/24/2010	9/30/2009				172.90	600104	PACER - 216843 RD expense entry from pr	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010	97.50		7,003.18		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				312.12	600104	COFFEYV - 129153 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22405	3/19/2010	2/28/2010				3.92	600105	COFFEYV - 129153 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	2	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010	91.76		7,035.26		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				312.98	600104	COFFEYV - 133035 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	22634	4/20/2010	3/31/2010				3.52	600105	COFFEYV - 133035 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010	92.62		7,439.18		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010				330.55	600104	COFFEYV - 136999 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23249	5/20/2010	4/30/2010				3.71	600105	COFFEYV - 136999 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010	93.65		6,579.10		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010				293.41	600104	COFFEYV - 140893 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	23550	6/18/2010	5/31/2010				3.29	600105	COFFEYV - 140893 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010	92.09		6,549.95		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010				292.00	600104	COFFEYV - 144819 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24159	7/20/2010	6/30/2010				3.28	600105	COFFEYV - 144819 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010	91.09		6,662.82		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010				296.80	600104	COFFEYV - 152622 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24652	9/20/2010	8/31/2010				3.33	600105	COFFEYV - 152622 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010	92.49		6,654.97		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010				296.58	600104	COFFEYV - 156474 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	24802	10/20/201C	9/30/2010				3.33	600105	COFFEYV - 156474 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C	94.04		7,373.69		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C				327.84	600104	COFFEYV - 160337 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25598	11/19/201C	10/31/201C				3.68	600105	COFFEYV - 160337 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C	91.96		7,426.99		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C				329.96	600104	COFFEYV - 201542 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	25763	12/20/201C	11/30/201C				3.71	600105	COFFEYV - 201542 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C				4.00	600105	COFFEYV - 205695 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C	93.18		7,991.59		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26194	1/20/2011	12/31/201C				354.51	600104	COFFEYV - 205695 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011	92.23		7,950.94		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2010 to 6/10/2011

For All Properties *For Selected Owners* *For All G/L Accounts*
For All Pay Schedules *Including Expenses* *For All Transactions*
Excluding Company Owner *For All Interest Types* *Sorted By Transaction Date*

Trans Type & No		Date	Prod Date	Sales Volume BBL/MC	Sales Volume MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI	Type	DOI	Man	Well
RD	26417	2/18/2011	1/31/2011				352.67	600104	COFFEYV - 209547 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26417	2/18/2011	1/31/2011				3.98	600105	COFFEYV - 209547 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011	94.39		8,125.95		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011				360.45	600104	COFFEYV - 213358 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	26597	3/18/2011	2/28/2011				4.56	600105	COFFEYV - 213358 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	2	RD	Y	N	N
RD	27014	4/20/2011	2/28/2010				-303.24	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	3/31/2010				-304.63	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	4/30/2010				-322.12	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	5/31/2010				-284.88	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	6/30/2010				-283.62	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	8/31/2010				-288.50	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	9/30/2010				-288.16	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	10/31/201C				-319.28	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	11/30/201C				-321.59	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	12/31/201C				-346.03	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	1/31/2011				-344.28	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	2/28/2011				-351.85	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	3/31/2011	93.56		9,313.71		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	3/31/2011				8.51	600104	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	27014	4/20/2011	3/31/2011				5.22	600105	COFFEYV - 217273 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	2	RD	Y	N	N
WYCOFF/WYCOFF Totals:				1,366.87	0.00	105,452.34	582.76	Net Revenue:	104,869.58								
HEWITEGI Totals:				8,529.80	0.00	632,180.66	24,300.88	Net Revenue:	607,879.78								
Report Totals:				8,529.80	0.00	632,180.66	24,300.88	Net Revenue:	607,879.78								

Account Totals

400150	632,180.66
600104	-24,039.32
600105	-261.56

Bear Petroleum, Inc.

Suspended Revenue Report

For Transaction Date from 1/1/2010 to 6/10/2011

Date: 6/10/2011

For All Properties | *For Selected Owners* | *For All G/L Accounts*

For All Pay Schedules | *Including Expenses* | *For All Transactions*

Excluding Company Owner | *For All Interest Types* | *Sorted By Transaction Date*

			Sales Volume										
Trans Type & No	Date	Prod Date	BBL/MC	MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI Type	DOI Man Well
		Total	607,879.78										

Bear Petroleum LLC

Suspended Revenue Report

For Transaction Date from 1/1/2011 to 6/10/2011

Date: 6/10/2011

For All Properties | *For Selected Owners* | *For All G/L Accounts*
For All Pay Schedules | *Including Expenses* | *For All Transactions*
Excluding Company Owner | *For All Interest Types* | *Sorted By Transaction Date*

Trans Type & No		Date	Prod Date	Sales Volume BBL/MC	Sales Volume MMBTU	Gross Revenue	Deductions	Account	Description	Lease	Well	Well Name	DOI Type		DOI Man	Well
HEWITEGI		Hewitt Petroleum, Inc.						Payment Schedule:	Minimum Payment Amount: 100.00			Owner Hold Flag: N				
RD	4	5/23/2011	4/30/2011	187.41		20,035.76		400150	Oil Income	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	4	5/23/2011	4/30/2011				884.60	600104	COFFEYV - 653665 RD expense entry from p	WHITTEN	WHITTEN	Whitten	1	RD	Y	N	N
RD	4	5/23/2011	4/30/2011				10.43	600105	COFFEYV - 653665 RD expense entry from p	WHITTEN	WHITTEN	Whitten	2	RD	Y	N	N
WHITTEN/WHITTEN Totals:				187.41	0.00	20,035.76	895.03	Net Revenue:	19,140.73							
RD	4	5/23/2011	4/30/2011	94.06		10,055.40		400150	Oil Income	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	4	5/23/2011	4/30/2011				8.55	600104	COFFEYV - 653665 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	1	RD	Y	N	N
RD	4	5/23/2011	4/30/2011				5.64	600105	COFFEYV - 653665 RD expense entry from p	WYCOFF	WYCOFF	Wycoff	2	RD	Y	N	N
WYCOFF/WYCOFF Totals:				94.06	0.00	10,055.40	14.19	Net Revenue:	10,041.21							
HEWITEGI Totals:				281.47	0.00	30,091.16	909.22	Net Revenue:	29,181.94							
Report Totals:				281.47	0.00	30,091.16	909.22	Net Revenue:	29,181.94							

Account Totals

400150	30,091.16
600104	-893.15
600105	-16.07
Total	29,181.94



Wolverine, Inc.
Utah Production History
1,000,000
100,000
10,000
1,000
100
Oil Production, bopm
Cumulative Production: 10,360,821 bo
No wells added in Aug 05 - Jan08
dy=0.15
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Year

Production Plot & Decline Curve Analysis


OIL
Production (BBL)
LEASE : Whitten
DOR : 138574
100000
10000
1000
100
2007
2008
2009
2010
2011
2012
Year
* PUMP DRIVE SHAFT PARTED
Cumulative
Annual
Monthly Avg
Daily Avg
Raw Data
Number of Wells
Decline Curve
Reset Scales
Modify Scales

Decline Rate: 29.615 (%)

Decline Curve Analysis Method

- Exponential — Qt = Qi exp(-Kt)
- Harmonic — Constant (K): 0.35119
- Hyperbolic — Exponent (n): 0

Enter Production Rate for Computation

Daily / Monthly / Yearly (selected)

Initial Production (Qi)		Present Production (Qt)	
Enter Year:	2008	Enter Year:	2010
Enter Rate:	14473	Enter Rate:	7170

Cumulative Production

Production (Actual): 36482 BBL

Production (Computed): 45348 BBL

Production at Economic Limit

Economic Limit Rate (Qf): Year:

Enter Rate: BBL Per Day / Month / Year

Cum at Economic Limit (EUR): BBL

Remaining Reserves (RR): 0 BBL

Extend to Limit

References:

Decline Curve Analysis:
SPE 83470 "A Decline Curve Analysis Model Based on Fluid Flow Mechanisms"
by Kewen Li, SPE, and Roland N. Horne, SPE, Stanford University
http://pangea.stanford.edu/~kewenli/spe83470.pdf

Production Plot & Decline Curve Analysis


OIL
Production (BBL)
LEASE : Wyckoff 'A'
DOR : 107579
100000
10000
1000
100
1976 1978 1980 1982 1984 1986 1988 1990
Year
Decline Rate: 15.304 (%)
Cumulative
Annual
Monthly Avg
Daily Avg
Raw Data
Number of Wells
Decline Curve
Reset Scales
Modify Scales
Decline Curve Analysis Method
Exponential
Harmonic
Hyperbolic
Qt = Qi exp(-Kt)
Constant (K): 0.166101
Exponent (n): 0
Enter Production Rate for Computation
Daily Monthly Yearly
Initial Production (Qi)
Present Production (Qt)
Enter Year: 1978
Enter Rate: 5431
Enter Year: 1987
Enter Rate: 1218
Cumulative Production
Production (Actual):
57249 BBL
Production (Computed):
61593 BBL
Production at Economic Limit
Economic Limit Rate (Qf):
Year:
Enter Rate:
BBL Per Day Month Year
Cum at Economic Limit (EUR):
BBL
Remaining Reserves (RR):
0 BBL
Extend to Limit

References:

Decline Curve Analysis:
SPE 83470 "A Decline Curve Analysis Model Based on Fluid Flow Mechanisms"
by Kewen Li, SPE, and Roland N. Horne, SPE, Stanford University
http://pangea.stanford.edu/~kewenli/spe83470.pdf

Richfield Oil Gas - Year End 2011 Reserve Report - Exhibit A

Case Name	Rsv Cat	Operator	Field	Reservoir	Allocated Grs Capital M$	Grs Rsrv Oil MBO	Gas MMcf	IP Oil bopd	IP Gas Mcfd	Di	b-Fact	Dm	Opex $/Mo
BOXBERGER NO. B1-RE PUD	PUD	Richfield O&G	GORHAM-HBOXBERGER	ARBUCKLE	184.21	30.42	14.8	35	12	86	1.8	5	2,000
BOXBERGER NO. B1 -RE PUD	PUD	Richfield O&G	GORHAM-HBOXBERGER	ARBUCKLE	184.21	30.36	14.7	35	12	86	1.8	5	2,000
ERLICH NO. 3RE PUD	PUD	Richfield O&G	GORHAM-HBOXBERGER	ARBUCKLE	184.21	30.36	14.8	35	12	86	1.8	5	2,000
ERLICH NO. 5RE PUD	PUD	Richfield O&G	GORHAM-HBOXBERGER	ARBUCKLE	184.21	30.30	14.8	35	12	86	1.8	5	2,000
FURTHMEYER NO. 13RE PUD	PUD	Richfield O&G	GORHAM-FURTHMEID	ARBUCKLE	184.21	27.60	13.5	35	12	86	1.8	5	1,529
FURTHMEYER NO.1RE PUD	PUD	Richfield O&G	GORHAM-FURTHMEID	ARBUCKLE	254.71	30.89	15.0	35	12	86	1.8	5	2,000
FURTHMEYER NO.2RE PUD	PUD	Richfield O&G	GORHAM-FURTHMEID	ARBUCKLE	254.71	30.86	15.0	35	12	86	1.8	5	2,000
FURTHMEYER NO.8RE PUD	PUD	Richfield O&G	GORHAM-FURTHMEID	ARBUCKLE	254.71	24.70	12.0	21	10	86	1.8	5	2,000
FURTHMEYER-BENSON NO.8-PUD	PUD	Richfield O&G	GORHAM-FURTHMEID	ARBUCKLE	254.71	24.70	12.0	21	10	86	1.8	5	2,000
NIEDENTHAL NO. 1RE PUD	PUD	Richfield O&G	GORHAM-FURTHMEID	ARBUCKLE	19.77	23.07	11.2	35	12	86	1.8	5	1,529
NIEDENTHAL NO.10 L-RE PUD	PUD	Richfield O&G	GORHAM-FURTHMEID	ARBUCKLE	254.71	24.70	12.0	21	10	86	1.8	5	2,000
NIEDENTHAL NO.5RE PUD	PUD	Richfield O&G	GORHAM-FURTHMEID	ARBUCKLE	254.71	32.5	15.7	35	12	86	1.8	5	2,000
NIEDENTHAL NO.8RE PUD	PUD	Richfield O&G	GORHAM-FURTHMEID	ARBUCKLE	254.71	24.70	12.0	21	10	86	1.8	5	2,000
RFO BOXBERGER NO. 33-1 PUD	PUD	Richfield O&G	GORHAM-HBOXBERGER	ARBUCKLE	258.07	30.36	14.8	35	12	86	1.8	5	2,000
RFO GORHAM NO.1 PUD	PUD	Richfield O&G	GORHAM-FURTHMEID	ARBUCKLE	277.5	30.82	14.8	35	12	86	1.8	5	2,000
RFO GORHAM NO.2 PUD	PUD	Richfield O&G	GORHAM-FURTHMEID	ARBUCKLE	277.5	30.79	14.8	35	12	86	1.8	5	2,000
RFO GORHAM NO.2SH PUD	PUD	Richfield O&G	GORHAM-FURTHMEID	GORHAM SAND	277.5	30.19	14.8	35	12	86	1.8	5	2,000
RFO GORHAM NO.2RR PUD	PUD	Richfield O&G	GORHAM-FURTHMEID	GORHAM SAND	277.5	29.86	14.5	35	12	86	1.8	5	2,000

Case Name	Rsv Cat	Operator	Allocated Grs Capital M$	Grs Rsrv Oil MBO	Gas MMcf	Gas	IP Oil bopd	IP Gas Mcfd	Di	b-Fact	Dm	Opex $/Mo	Total Gross Capital M$	Total Grs Opex $/mo	Gross P1+PC Oil Rsrvs MBO	Gas Rsrvs MMcf
BOXBERGER NO. A2	Prob-UD	LANSING/KANSAS CITY	345.61	36.84	17.9	9	7		8	0	0	1,425	36.94	$ 1,425	36.8	17.9
BOXBERGER NO. B1-RE PROB	Prob-UD	ARBUCKLE	81.40	79.38	38.6	19	36	18.675	33	0.6	10	4,750	263.46	$ 8,750	109.7	53.3
BOXBERGER NO. B1-RE PROB	Prob-UD	ARBUCKLE	81.40	79.38	38.6	19	36	18.675	33	0.6	10	4,750	263.46	$ 8,750	109.7	53.3
ERLICH NO. 3RE PROB	Prob-UD	ARBUCKLE	184.21	96.75	49.4	25	39	19.43	19	0.6	10	2,000	279.98	$ 4,000	125.8	61.0
ERLICH NO. 5RE PROB	Prob-UD	ARBUCKLE	184.21	96.75	49.4	25	39	19.43	19	0.6	10	2,000	279.98	$ 4,000	125.8	61.0
FURTHMEYER NO. 13RE PROB	Prob-UD	ARBUCKLE	81.40	80.54	39.1	19	39	19.43	19	0.6	10	1,629	284.75	$ 3,058	108.5	52.6
FURTHMEYER NO.1RE PROB	Prob-UD	ARBUCKLE	71.57	94.48	45.9	22	39	19.43	19	0.6	10	4,750	309.16	$ 8,750	125.4	60.9
FURTHMEYER NO.2RE PROB	Prob-UD	ARBUCKLE	71.57	94.48	45.9	22	39	19.43	19	0.6	10	4,750	309.16	$ 8,750	125.3	60.8
FURTHMEYER NO.8RE PROB	Prob-UD	ARBUCKLE	71.57	94.48	45.9	22	39	19.43	19	0.6	10	4,750	309.16	$ 8,750	119.3	57.8
FURTHMEYER-BENSON NO.8RE	Prob-UD	ARBUCKLE	71.57	94.48	45.9	22	39	19.43	19	0.6	10	4,750	309.16	$ 8,750	119.3	57.8
NIEDENTHAL NO. 1RE PROB	Prob-UD	ARBUCKLE	6.59	80.54	39.1	19	36	18.675	33	0.6	10	1,629	100.31	$ 3,058	103.6	50.2
NIEDENTHAL NO.10 L-RE PROB	Prob-UD	ARBUCKLE	71.57	94.73	49.6	22	39	19.43	19	0.6	10	4,750	309.44	$ 8,750	119.5	58.0
NIEDENTHAL NO.5RE PROB	Prob-UD	ARBUCKLE	71.57	94.73	49.6	22	39	19.43	19	0.6	10	4,750	309.44	$ 8,750	127.0	61.6
NIEDENTHAL NO.8RE PROB	Prob-UD	ARBUCKLE	71.57	94.73	49.6	22	39	19.43	19	0.6	10	4,750	309.44	$ 8,750	119.5	58.0
RFO BOXBERGER NO. 33-1 PROB	Prob-UD	ARBUCKLE	238.50	79.38	38.6	19	36	18.675	33	0.6	10	4,750	317.35	$ 8,750	109.4	53.0
RFO BOXBERGER NO. 33-2 PROB	Prob-UD	LANSING/KANSAS CITY	476.15	22.94	11.2	5	10	4.86	5	0.2	0	1,576	32.99	$ 1,576	23.0	11.2
RFO GORHAM NO.1 PROB	Prob-UD	ARBUCKLE	277.50	81.58	39.6	19	50	24.25	40	1	10	8,152	369.06	$ 8,152	112.4	54.5
RFO GORHAM NO.2 PROB	Prob-UD	ARBUCKLE	277.50	81.58	39.6	19	50	24.25	40	1	10	8,152	369.06	$ 8,152	112.4	54.5
RFO GORHAM NO.2SH PROB	Prob-UD	GORHAM SAND	277.50	81.58	39.6	19	50	24.25	40	1	10	8,152	369.06	$ 8,152	111.8	54.2
RFO GORHAM NO.2RR PROB	Prob-UD	GORHAM SAND	277.50	81.58	39.6	19	50	24.25	40	1	10	8,152	369.06	$ 8,152	111.5	54.1
RFO GORHAM NO.3 PROB	Prob-UD	ARBUCKLE	277.50	81.58	39.6	19	50	24.25	40	1	10	8,152	81.58	$ 8,152	81.8	39.6

Richfield Oil and Gas Company
Authorization for Expenditure - Office Copy

DATE : 12/31/2011

Total Depth of Well	4,300	3,400	3,800
Drilling Footage	4,300		3,800
Drilling Day Work Hours	70		50
Days to Drill	10		8
Drill Gallons of Fuel/day	350		350
Drill Bits	1		1
Completion Rig Days	7	12	5
Completion Rig Hours	70	120	50
Comp Galls of Fuel/day			
Feet of 10 3/4" Surf Casing	250		375
Feet of 7" Casing	4,300		3,400
Feet of 5 1/2" Casing			
Feet of 5" Fiberglass Casing			
Feet of 4" Liner		75	
Feet of 3 1/2" Tubing	4,200	3,400	
Feet of 2 7/8" Tubing			
Feet of 2 1/2" Tubing			
Feet of 4" Fiberglass Tubing			3,350
Rods			
# Horizontal Laterals			6

July 24, 2011, recent field experience shows that these AFE's are too high, by 80%
The totals at the TOP have been multiplied by this amount.

	Description		New Drill for Preoduction	Rework, Squeeze lansing, DO CIBP, deepen, run liner, ESP	New Drill SWD
	Well Name				
	Estimated Budget	Unit Prices	$ 476,147	$ 245,810	$ 332,137
	Intangible Drilling Costs				
9201	Drilling - Footage	$14.00	$ 60,200.00	$ -	$ 53,200.00
9202	Drilling - Day work	$350.00	24,500	-	17,500
9203	Drilling - Turnkey		-		
9204	Drilling - Directional		-		
9205	Contract Labor		-		
9219	Drill Bits	$6,500.00	6,500	-	6,500
9235	Mobilization		-		
9208	Cementing & Services (Surface)		6,500		7,500
9209	Mud / Chemicals / Water		17,500		17,500
9210	Reserve Pit		2,500		2,500
9211	Roads & Location		3,000		3,000
9212	Equipment Rental		3,000		
9213	Open Hole Logging		6,000		6,000
9215	Transportation		8,000		8,000
9216	Coring & Analysis		-		
9217	Inspection & Testing		-		
9218	Casing Crew Tongs		6,000		6,000
9220	Insurance		-		
9221	Roustabout Services		7,500		7,500
9222	Consulting Services		-		
9223	Electricity		-		
9224	Fuel	$3.00	10,500	-	8,400
9227	Drill Stem Testing		-		
9228	Engineering/Geological Services (Mud logging)	$1,100.00	14,000		12,000
9229	Cased Hole Logging		-		
9230	Drilling Supervision	$500.00	5,000		5,000
9232	Damages		-		
9207	Surveys / Permits / Bonds/Surveyor		1,000		1,000
9234	Welding		1,000		1,000
9225	Electrical work		1,000		1,000
9236	Tank Truck		2,000		2,000
9205	Operator's Drilling Overhead		18,270	-	16,260
9233	Contingency	7.50%	13,553	-	12,045
	Total - Intangible Drilling Costs		$ 217,523	$ -	$ 193,905
	Intangible Completion Costs				
9301	Completion Unit / Workover Unit	$200.00	$ 14,000	$ 24,000	$ 10,000
9306	Contract Labor		-		
9307	Survey / Permits / Bonds		-		
9308	Cementing & Services (Long string) & Cement Squeeze		7,800	4,500	8,500
9309	Mud / Chemicals		-	6,000	
9311	Roads / Location / Working pits		2,500	2,000	2,500
9312	Equipment Rental		3,000	6,000	5,000
9314	Acidizing & Fracturing		8,000	5,000	8,000
9315	Transportation		900	2,000	900
9316	Coring & Analysis		-		
9317	Inspection / Testing		-		750
9318	Casing Crew / Tongs		-		
9319	Drill Bits		-	6,500	
9320	Insurance		-		
9321	Roustabout Services		11,000	3,000	11,000
9322	Consulting Services		-		
9323	Electricity		-		
9324	Fuel	$2.00	-	-	-
9325	Perforation		7,500	4,000	
9326	Cement Bond Log		1,500	1,500	1,500
9327	Flow Testing		-		
9328	Engineering/Geological Services (Mud logging)		-		
9329	Tank Truck		1,000		
9337	Cased Hole Log		-	9,600	
9329	Open Hole Log		-	5,000	
9310	Division orders		5,000	5,000	5,000
9339	Electrical Work		30,000	10,000	
9330	Completion Supervision	$650.00	4,550	7,800	3,250
9331	Water		1,500	1,500	1,500
9332	Damages		-		
9334	Welding		1,000	1,000	1,000
9335	Jetting / Horizontal Laterals	$5,000.00	-	-	30,000
9340	Pump Installation		13,500	13,500	
9305	Operator's Overhead		9,675	10,190	5,640
9333	Contingency	7.00%	7,256	7,643	4,230
	Total - Intangible Completion Costs		$ 129,681	$ 135,733	$ 98,770
	Equipment Costs				
9401	Surface casing 10 3/4"	$24.00	$ 6,000	$ -	$ 9,000
9401	Surface casing 8 5/8"		-		
9402	Long String Casing (7")	$14.00	60,200	-	47,600
9402	Long String Casing (5 1/2")	$12.00	-	-	-
9402	Long String Casing (5" Fiberglass)	$13.00	-	-	-
9420	Liner (4")	$10.00	-	750	-
9403	Tubing (3 1/2")	$8.00	33,600	27,200	-
9403	Tubing (2 7/8")	$4.00	-	-	-
9403	Tubing (2 3/8")	$3.00	-	-	-
9403	Fiberglass Tubing	$9.00	-	-	30,150
9415	Rods	$2.50	-	-	-
9404	Wellhead Equipment		5,000	5,000	2,000
9405	Pumping Unit				
9406	Bottom Hole Pump		100,000	100,000	-
9407	Tank Battery		22,500	22,500	6,000
9408	Heater Treater / Separator		-		
9409	Dehydrator		-		
9410	Flow lines		5,000	5,000	16,000
9411	Compressor		-		
9412	Electrical Equipment		-		
9413	Pipeline		-		
9416	Water Pump		-		
9417	Down hole equipment		-		
9418	Free Water Knockout				
9425	Fittings				
9414	Reda Cable		-		
9424	Fencing		-		
9419	Sales Tax	6.75%	15,680	10,830	7,746
	Total - Equipment Costs		$ 247,980	$ 171,280	$ 122,496
	TOTAL		$ 595,184	$ 307,013	$ 415,171

Monthly Basis

	Boxberger			Mai	
Property	Box A3 SWD	Box A5	BoxFurth	Mai E2	Mai
Expenses					
Electricity			1,800.00		214.69
Pumper	50.00	100.00		100.00	50.00
PU Rental					
SWD Rental					
Chem/Steam Treatments	300.00	321.00			
Total Expenses	350.00	421.00	1,800.00	100.00	264.69
Totol Exp by Project			2,571.00		

	Hoffman			Furthmyer West			
Johnson 2 SWD	Hoff 4	Hoff 6 SWD	Hoffman Lease	Furth 1	Furth 11 SWD	Furth 22 Lease
			440.00	397.00		
	100.00	50.00		100.00	50.00	
	1,500.00					
25.00					150.00	
	321.00			321.00		
25.00	1,921.00	50.00	440.00	818.00	200.00	-
389.69			2,411.00			1,018.00

Neidenthal		Furthmyer East			Neidenthal North	
Neid 1	Neid LT N23 Lease	Furth 6	Furth 13	Furth 23 Lease	Neid 5	M.J. Neid Lease
	313.00			750.00		
100.00		100.00	100.00		100.00	
321.00		250.00	250.00		250.00	
421.00	313.00	350.00	350.00	750.00	350.00	-
	734.00			1,450.00		

	Perth						
Stark Lease	Whitten 12	Whitten 13 SWD	Whitten	Wyckoff 12	Wyckoff	Dowis
316.00			21,444.35			
	500.00			200.00		
	2,200.00					
	700.00			700.00		
316.00	3,400.00	-	21,444.35	900.00	-	-
666.00						25,744.35